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TABLE OF CONTENTS

File No.

    As filed with the Securities and Exchange Commission on April 25, 2001

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GB&T BANCSHARES, INC.
(Exact name of issuer as specified in its charter)

Georgia	6712	58-2400756
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

GB&T Bancshares, Inc.
500 Jesse Jewell Parkway, S.E.
Gainesville, Georgia 30501
(770) 532-1212
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)	Richard A. Hunt 500 Jesse Jewell Parkway, S.E. Gainesville, Georgia 30501 (770) 532-1212 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

F. Sheffield Hale	Samuel L. Oliver	T. Kennerly Carroll, Jr.
Kilpatrick Stockton LLP	Hulsey, Oliver & Mahar, LLP	Miller & Martin LLP
1100 Peachtree Street, Suite 2800	200 E.E. Butler Pkwy., P.O. Box 1457	1275 Peachtree Street, N.E., 7th Floor
Atlanta, Georgia 30309-4530	Gainesville, Georgia 30503	Atlanta, Georgia 30309-3576
(404) 815-6500	(770) 532-6312	(404) 962-6100

   Approximate date of commencement of proposed sale to the public: The exchange of Registrant's shares for shares of common stock of Community Trust Financial Services Corporation will take place upon consummation of the merger of Community Trust Financial Services Corporation into the Registrant.

   If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.

   If this form is filed to register additional securities of an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, par value $5.00 per share	1,890,951(1)	$6.77(2)	$16,287,192(2)	$4071.80

(1)
The number of shares of GB&T Bancshares, Inc. common stock being registered hereunder is based upon the anticipated maximum number of such shares required to consummate the proposed merger of Community Trust Financial Services Corporation into the Registrant. The Registrant will remove from registration by means of a post-effective amendment any shares being registered that are not issued in connection with such merger.

(2)
In accordance with Rule 457(f)(1), the registration fee is based upon the maximum number of shares of common stock of Community Trust Financial Services Corporation that may be received by the Registrant pursuant to the merger (2,405,789 shares) multiplied by the book value per share of Community Trust Financial Services Corporation as of March 31, 2001 ($6.77).

   The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

GB&T Bancshares, Inc.
500 Jesse Jewell Parkway, S.E.
Gainesville, Georgia 30501

Notice Of Special Meeting Of Shareholders
To Be Held On              , 2001

    A special meeting of shareholders of GB&T Bancshares, Inc. will be held at the offices of Gainesville Bank & Trust on             , 2001, at         .m., at 500 Jesse Jewell Parkway, S.E., Gainesville, Georgia, for the following purposes:

  (1)
  to vote on the issuance of 1,890,951 shares of common stock, par value $5.00 per share, to shareholders of Community Trust Financial Services Corporation in connection with that certain Agreement and Plan of Reorganization, dated as of March 16, 2001, pursuant to which Community Trust will merge with and into GB&T, as more particularly described in the enclosed joint proxy statement/prospectus; and

  (2)
  to consider a proposal to amend the GB&T Articles of Incorporation to increase the number of authorized shares of common stock of GB&T from 10,000,000 to 20,000,000 shares; and

  (3)
  to transact such other business as may properly come before the special meeting or any adjournments of the special meeting.

    Only shareholders of record of GB&T common stock at the close of business on            , 2001, will be entitled to vote at the special meeting or any adjournments thereof. The approval of the issuance of GB&T common stock requires the approval of the holders of a majority of the GB&T common stock entitled to vote at the special meeting. The GB&T Board of Directors unanimously recommends that GB&T shareholders vote for the proposal to approve the issuance of shares of common stock to the shareholders of Community Trust Financial Services Corporation, and for the proposal to amend the Articles of Incorporation to increase the number of authorized shares of GB&T common stock.

    This joint proxy statement/prospectus incorporates important business and financial information that is not included in or delivered with this document. This business and financial information is available without charge to all GB&T shareholders upon written or oral request made to: Samuel L. Oliver, Corporate Secretary, P.O. Box 2760, Gainesville, Georgia 30503-2760, telephone number (770) 532-1212. To obtain delivery of such business and financial information before the special meeting, you must request the information no later than            .

    A joint proxy statement/prospectus and a form of proxy card are enclosed. To assure representation at the special meeting, you are requested to sign, date, and return the proxy card promptly in the enclosed, stamped envelope. You may withdraw a previously submitted proxy by notifying Samuel L. Oliver, Corporate Secretary, in writing or by submitting an executed, later-dated proxy prior to the special meeting to GB&T: P.O. Box 2760, Gainesville, Georgia 30503-2760. You may also revoke your proxy by attending the special meeting and requesting the right to vote in person. If you properly sign and return the proxy card and do not revoke it, your proxy will be voted at the special meeting in the manner that you have specified.

By Order of the Board of Directors,
Samuel L. Oliver Corporate Secretary

         , 2001
Gainesville, Georgia

Community Trust Financial Services Corporation

342 Marietta Highway, Suite 110
Hiram, Georgia 30141

Notice Of Special Meeting Of Shareholders
To Be Held On              , 2001

    A special meeting of shareholders of Community Trust Financial Services Corporation will be held at the offices of Community Trust on             , 2001, at        .m., at 342 Marietta Highway, Suite 110, Hiram, Georgia, for the following purposes:

  (1)
  to consider and vote on an Agreement and Plan of Reorganization, pursuant to which Community Trust will merge with and into GB&T Bancshares, Inc., a Georgia corporation, as more particularly described in the enclosed joint proxy statement/prospectus; and
  (2)
  to transact such other business as may properly come before the special meeting or any adjournments of the special meeting.

    If Community Trust shareholders approve the merger agreement, Community Trust will be merged with and into GB&T. In connection with the merger, Community Trust shareholders will receive, for each share of Community Trust common stock they own immediately prior to the merger, 0.786 shares of GB&T common stock.

    Only shareholders of record of Community Trust common stock at the close of business on            , 2001 will be entitled to vote at the special meeting or any adjournments thereof. The approval of the merger agreement requires the approval of the holders of at least a majority of the Community Trust common stock entitled to vote at the special meeting. The Community Trust Board of Directors unanimously recommends that Community Trust shareholders vote for the proposal to approve the merger agreement.

    This joint proxy statement/prospectus incorporates important business and financial information that is not included in or delivered with this document. This business and financial information is available without charge to all Community Trust shareholders upon written or oral request made to: Angel Byrd, Corporate Secretary, at 342 Marietta Highway, Suite 110, Hiram, Georgia 30141, telephone number (678) 363-3828. To obtain delivery of such business and financial information before the special meeting, you must request the information no later than            .

    If the merger is completed, Community Trust shareholders who dissent with respect to the merger will be entitled to be paid the "fair value" of their shares in cash if they follow certain statutory provisions of Article 13 of the Georgia Business Corporation Code regarding the rights of dissenting shareholders, all as more fully explained under the heading "Details of the Proposed Merger—Rights of Dissenting Shareholders" (page 39) and in Appendix B to the attached joint proxy statement/prospectus.

    A joint proxy statement/prospectus and form of proxy card are enclosed. To assure representation at the special meeting, you are requested to sign, date, and return the proxy card promptly in the enclosed, stamped envelope. You may withdraw a previously submitted proxy by notifying Angel Byrd, Corporate Secretary, in writing or by submitting an executed, later-dated proxy prior to the special meeting to Community Trust: 342 Marietta Highway, Suite 110, Hiram, Georgia 30141. You may also revoke your proxy by attending the special meeting and requesting the right to vote in person. If you properly sign and return the proxy card and do not revoke it, your proxy will be voted at the special meeting in the manner that you have specified.

                      By Order of the Board of Directors,
                      Angel Byrd
                       Corporate Secretary

            , 2001
Hiram, Georgia

Proposed Merger of
GB&T Bancshares, Inc. and
Community Trust Financial Services Corporation

    The Boards of Directors of GB&T Bancshares, Inc. and Community Trust Financial Services Corporation have unanimously agreed on a transaction that will result in the merger of GB&T and Community Trust. The Community Trust shareholders are being asked to approve the merger at a special meeting of shareholders to be held on            , 2001. The GB&T shareholders are not required under Georgia law to approve the merger, but are required under Nasdaq listing rules to approve the issuance of shares of GB&T common stock in the merger, and will be asked to do so at a special meeting of shareholders to be held on            , 2001.

    If the merger is consummated, Community Trust shareholders will receive, for each share of Community Trust common stock they own, 0.786 shares of GB&T common stock. GB&T shareholders will continue to hold their existing shares of GB&T common stock. Based upon 2,405,789 shares of Community Trust outstanding as of April 23, 2001, GB&T expects to issue 1,890,951 shares of its common stock in connection with the merger, or approximately 40.60% of the GB&T stock that will be outstanding after the merger. GB&T common stock is traded on the Nasdaq National Market under the symbol "GBTB." Community Trust common stock is traded on the over-the-counter bulletin board under the symbol "CTFV.OB."

    This joint proxy statement/prospectus contains information regarding the merger agreement, the proposed merger, and the two companies. We encourage you to read this entire document carefully, including the discussion under the heading "Risk Factors Relating to the Merger" beginning on page 13.

    Consummation of the merger requires that the shareholders of Community Trust approve the merger agreement and the GB&T shareholders approve the issuance of GB&T common stock under the merger agreement. Whether or not you plan to attend the special meeting of shareholders of Community Trust or the special meeting of shareholders of GB&T, please take the time to complete and return your respective enclosed proxy card. If you do not return your proxy card, the effect will be a vote against the respective matters discussed above. If you sign, date, and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the respective matters discussed above. If your shares are held by a broker in "street name," and you wish to vote your shares, you must instruct your broker regarding the manner in which you wish to vote.

    At the GB&T special meeting, shareholders of GB&T will also be asked to approve a proposal to increase the number of authorized shares of GB&T common stock from 10,000,000 to 20,000,000 shares. The GB&T Board of Directors unanimously recommends voting for approval of the proposal to increase the number of authorized shares of GB&T common stock.

    After careful consideration, the Boards of Directors of Community Trust and GB&T have determined that the merger is in the best interests of their respective shareholders, and unanimously recommend voting FOR the merger and the stock issuance, respectively. The Community Trust and GB&T Boards of Directors strongly support this strategic combination between GB&T and Community Trust and appreciate your prompt attention to this very important matter.

F. Abit Massey, Chairman, Board of Directors	William A. Foster III, Chairman, Board of Directors
GB&T Bancshares, Inc.	Community Trust Financial Services Corporation

    Neither the Securities and Exchange Commission nor any state securities commission have approved or disapproved these securities or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense. Shares of common stock of GB&T Bancshares, Inc. are equity securities and are not savings accounts or deposits. An investment in shares of GB&T common stock is not insured by the Federal Deposit Insurance Corporation or any other government agency.

    The date of this joint proxy statement/prospectus is April      , 2001, and it is expected to be first mailed to shareholders on or about             , 2001.

TABLE OF CONTENTS

Page
WHERE YOU CAN FIND MORE INFORMATION	3
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	3
A WARNING ABOUT FORWARD-LOOKING STATEMENTS	4
QUESTIONS AND ANSWERS ABOUT THE MERGER	5
SUMMARY OF TERMS OF THE MERGER	7
The Companies	7
The Terms of the Merger	8
The Reasons Management of Both Companies Support the Merger	8
Shareholders' Meetings	8
Record Date	8
Vote Required	9
Fairness Opinion to Shareholders of Community Trust	9
Conditions, Termination, and Effective Date	9
Rights of Dissenting Shareholders	9
Federal Income Tax Consequences	9
Accounting Treatment	10
Markets for Capital Stock	10
Dividends	11
There are Some Differences in Shareholders' Rights Between Community Trust and GB&T	11
Interests of Directors and Officers of Community Trust in the Merger	11
Recent Developments of GB&T	12
Recent Developments of Community Trust	12
RISK FACTORS RELATING TO THE MERGER	13
The financial institution industry is very competitive, and we may not be able to continue to compete successfully	13
Departures of our key personnel or directors may harm our ability to operate successfully	13
Government regulation may impair our profitability and restrict our growth	13
The exercise of warrants and options to purchase common stock of GB&T will dilute your proportionate interest in GB&T, and may hinder our ability to raise additional capital on the most favorable terms	13
The trading volume of GB&T common stock has been low, and may not increase following the merger	14
COMPARATIVE SHARE DATA REGARDING GB&T AND COMMUNITY TRUST	15
SUMMARY CONSOLIDATED FINANCIAL INFORMATION	16
SELECTED PRO FORMA FINANCIAL DATA	18
PRO FORMA CONSOLIDATED FINANCIAL INFORMATION	19
DETAILS OF THE PROPOSED MERGER	25
Background of and Reasons for the Merger	25
The Merger Agreement	27
Required Shareholder Approval	29
Expenses	30
Opinion of Financial Advisor to Community Trust	30
Conduct of Business of Community Trust Pending Closing	35
Interest of Management in Transaction	36
Comparison of the Rights of Community Trust and GB&T Shareholders	37
Dividends	38
Accounting Treatment	38
Resales of GB&T Stock by Directors and Officers of Community Trust	38
Regulatory Approvals	39
Rights of Dissenting Shareholders	39
Material Federal Income Tax Consequences of the Merger and Opinion of Tax Counsel	41
INFORMATION ABOUT GB&T BANCSHARES, INC.	42
Recent Developments	42
Description of Securities	42
INFORMATION ABOUT COMMUNITY TRUST FINANCIAL SERVICES CORPORATION	43
Recent Developments	43
PROPOSAL TO AMEND THE ARTICLES OF INCORPORATION OF GB&T TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK	44
Purpose of Authorizing Additional Common Stock	44
Effect of Proposal	44
Vote Required for Approval	45
INTEREST OF PERSONS IN MATTERS TO BE ACTED UPON	45
GB&T Bancshares, Inc.	45
Community Trust Financial Services Corporation	45
LEGAL MATTERS	45
EXPERTS	45
OTHER MATTERS	45
GB&T Bancshares, Inc.	45
Community Trust Financial Services Corporation	46
Appendix A	Agreement and Plan of Reorganization
Appendix B	Georgia Dissenters' Rights Statute
Appendix C	Opinion of Morgan Keegan & Company, Inc.

WHERE YOU CAN FIND MORE INFORMATION

    GB&T and Community Trust are subject to the information requirements of the Securities Exchange Act of 1934, which means that GB&T and Community Trust are required to file reports, proxy statements, and other information, all of which are available at the Public Reference Section of the Securities and Exchange Commission at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549. You may also obtain copies of the reports, proxy statements, and other information from the Public Reference Section of the SEC, at prescribed rates, by calling 1-800-SEC-0330. The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov where you can access reports, proxy, information and registration statements, and other information regarding registrants that file electronically with the SEC through the EDGAR system.

    GB&T has filed a registration statement on Form S-4 to register the GB&T common stock to be issued to the Community Trust shareholders in the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of GB&T in addition to being a proxy statement of Community Trust and GB&T for the special meeting of Community Trust shareholders to be held on            , 2001, and the special meeting of GB&T shareholders to be held on             , 2001, as described herein. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. This joint proxy statement/prospectus summarizes some of the documents that are exhibits to the registration statement, and you should refer to the exhibits for a more complete description of the matters covered by those documents.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    This document incorporates important business and financial information about GB&T and Community Trust which is not included in or delivered with this joint proxy statement/prospectus. The following documents previously filed by GB&T and Community Trust under the Securities Exchange Act of 1934 are incorporated by reference into this joint proxy statement/prospectus:

  •
  GB&T's Form 10-K for the fiscal year ended December 31, 2000;
  •
  Community Trust's Form 10-KSB for the fiscal year ended December 31, 2000; and
  •
  All other reports filed by GB&T and Community Trust pursuant to sections 13(a) or 15(d) of the Exchange Act since December 31, 2000, prior to the date the merger is completed.

    Documents incorporated by reference are available from GB&T and Community Trust without charge, excluding all exhibits, unless we have specifically incorporated by reference an exhibit in this joint proxy statement/prospectus. GB&T shareholders may obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from Samuel L. Oliver, Corporate Secretary, GB&T Bancshares, Inc., 500 Jesse Jewell Parkway, S.E., Gainesville, Georgia 30051, (770) 532-1212. Community Trust shareholders may obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from Angel Byrd, Corporate Secretary, Community Trust Financial Services Corporation, 342 Marietta Highway, Suite 100, Hiram, Georgia 30141, (678) 363-3828. If you would like to request documents, please do so by            , 2001 to receive them before the shareholders' meetings.

    A copy of GB&T's Form 10-K for the year ended December 31, 2000 and a copy of Community Trust's Form 10-KSB for the year ended December 31, 2000 accompany this joint proxy statement/prospectus.

    All information concerning GB&T and its subsidiaries has been furnished by GB&T, and all information concerning Community Trust and its subsidiaries has been furnished by Community Trust. You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus in making your decision to vote on the merger. We have not authorized anyone to provide you with information that is different from that contained in this joint proxy statement/prospectus.

    This joint proxy statement/prospectus is dated April            , 2001. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this joint proxy statement/prospectus to shareholders nor the issuance of GB&T common stock in the merger shall create any implication to the contrary.

    This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction. Neither the delivery of this joint proxy statement/prospectus nor any distribution of securities made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of GB&T or Community Trust since the date hereof, or that the information herein is correct as of any time subsequent to its date.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

    Some of the statements made in this joint proxy statement/prospectus (and in other documents to which we refer) are "forward-looking statements." When used in this document, the words "anticipate," "believe," "estimate," and similar expressions generally identify forward-looking statements. These statements are based on the beliefs, assumptions, and expectations of GB&T's and Community Trust's management, and on information currently available to those members of management. They are expressions of historical fact, not guarantees of future performance. Forward-looking statements include information concerning possible or assumed future results of operations of GB&T after the proposed merger. Forward-looking statements involve risks, uncertainties, and assumptions, and certain factors could cause actual results to differ from results expressed or implied by the forward-looking statements, including:

  •
  economic conditions (both generally, and more specifically in the markets where GB&T and Community Trust operate);
  •
  competition from other companies that provide financial services similar to those offered by GB&T and Community Trust;
  •
  government regulation and legislation;
  •
  changes in interest rates;
  •
  unexpected changes in the financial stability and liquidity of GB&T's and Community Trust's credit customers;
  •
  combining the businesses of GB&T and Community Trust may cost more or take longer than we expect;
  •
  integrating the businesses and technologies of GB&T and Community Trust may be more difficult than we expect;
  •
  retaining key personnel of GB&T and Community Trust may be more difficult than we expect;
  •
  revenues of the combined entity following the merger may be lower than we expect, and the operating costs of the combined entity may be higher than we expect;
  •
  expected cost savings resulting from the merger may not be fully realized, or may not be realized as soon as expected; and
  •
  technological changes may increase competitive pressures and increase our costs.

    We believe these forward-looking statements are reasonable. You should not, however, place undue reliance on these forward-looking statements, because the future results and shareholder values of GB&T following completion of the merger may differ materially from those expressed or implied by these forward-looking statements.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: Why are GB&T and Community Trust proposing to merge?

    A: Our companies are proposing to merge because we believe that the combination will provide our shareholders with substantial benefits and will enable us to better serve our customers. Our products and markets generally are complementary, and the combination should place us in a better position to take advantage of those markets. After the merger, our subsidiary banks will operate branches in Hall, Polk, Paulding, and Cobb counties in Georgia. A detailed discussion of the background of and reasons for the proposed merger is contained under the heading "Details of the Proposed Merger—Background of and Reasons for the Merger" beginning on page 25.

Q: What will I receive in the merger?

    A: Community Trust shareholders: Community Trust shareholders will receive, for each share of Community Trust common stock they own at the time of the merger, 0.786 shares of GB&T common stock. GB&T will not issue fractional shares in the merger. Instead, Community Trust shareholders will receive a cash payment, without interest, for the value of any fraction of a share of GB&T common stock that they would otherwise be entitled to receive based upon $18.00 a share of GB&T common stock. For example: if you own 100 shares of Community Trust common stock, in the merger you would receive 78 shares of GB&T common stock and a check for $10.80 (.60 × $18.00).

    GB&T shareholders:  GB&T shareholders will retain their current ownership of shares of GB&T common stock.

Q: What am I being asked to approve?

    A: Community Trust shareholders: You are being asked to approve the Agreement and Plan of Reorganization by and between Community Trust and GB&T, by which Community Trust will be merged with and into GB&T. Approval of the merger agreement requires the affirmative vote of more than 50% of the outstanding shares of Community Trust common stock.

    GB&T shareholders:  You are being asked to approve the issuance of GB&T common stock to Community Trust shareholders pursuant to the merger agreement. Approval of the issuance requires the affirmative vote of more than 50% of the outstanding shares of GB&T common stock. GB&T shareholders must approve the issuance because the number of shares of GB&T common stock issued in the merger will be greater than 20% of the number of shares of GB&T common stock outstanding immediately prior to the merger. The rules of the Nasdaq National Market System which lists GB&T's stock require shareholder approval for a stock issuance that exceeds 20% of the company's current outstanding shares.

    The Community Trust and GB&T Boards of Directors have unanimously approved and adopted the Agreement and Plan of Reorganization and recommend voting FOR approval of this merger agreement.

Q: What should I do now?

    A: Just indicate on your proxy card how you want to vote, and sign and mail it in the enclosed envelope as soon as possible so that your shares will be represented at the meeting. If a Community Trust shareholder signs and sends in a proxy card but does not indicate how he or she wants to vote, his or her proxy will be voted in favor of the proposal to approve and adopt the merger agreement. If a GB&T shareholder signs and sends in a proxy card but does not indicate how he or she wants to vote, his or her proxy will be voted in favor of the proposal to approve the stock issuance, and in favor of the proposal to increase the number of authorized shares of GB&T common stock. Special shareholder meetings will be held to vote upon the proposal.

    Community Trust shareholders:  The Community Trust special shareholders meeting will take place at      .m. on            , 2001, at 342 Marietta Highway, Hiram, Georgia.

    GB&T shareholders:  The GB&T special shareholders meeting will take place at    .m. on             , 2001, at 500 Jesse Jewell Parkway, S.E., Gainesville, Georgia.

    You may attend your meeting and vote your shares in person, rather than voting by proxy. In addition, you may withdraw your proxy up to and including the day of your shareholders' meeting by notifying the Secretary prior to the meeting, in writing, or by submitting an executed later-dated proxy to:

  Community Trust shareholders:

Angel Byrd, Corporate Secretary
Community Trust Financial Services Corporation
342 Marietta Highway, Suite 110
Hiram, Georgia 30141

  GB&T shareholders:

Samuel L. Oliver, Corporate Secretary
GB&T Bancshares, Inc.
Post Office Box 2760
Gainesville, Georgia 30503-2760

Q: What risks should I consider?

    A: We encourage you to read this entire document carefully. In particular, you should carefully consider the "Risk Factors Relating to the Merger" beginning on page 13. You should also review the factors considered by each company's Board of Directors discussed in "Details of the Proposed Merger—Background of and Reasons for the Merger" beginning on page 25.

Q: When is the merger expected to be completed?

    A: We plan to complete the merger during the second quarter of 2001.

Q: What are the tax consequences of the merger to me?

    A: Community Trust shareholders: We expect that the exchange of shares by Community Trust shareholders generally will be tax-free to Community Trust shareholders for federal income tax purposes. Community Trust shareholders will, however, have to pay taxes on cash received for fractional shares. To review the tax consequences to Community Trust shareholders in greater detail, see "Details of the Proposed Merger—Material Federal Income Tax Consequences of the Merger and Opinion of Tax Counsel" beginning on page 41.

    GB&T shareholders:  There will be no federal income tax consequences for GB&T shareholders.

    Your tax consequences will depend on your personal situation. You should consult your tax adviser for a full understanding of the tax consequences of the merger to you.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

    A: Your broker will vote your shares of common stock only if you provide instructions on how to vote. Following the directions your broker provides, you should instruct your broker how to vote your shares. If you do not provide instructions to your broker, your shares will not be voted, and this will have the effect of a vote against the merger or against the stock issuance.

Q: Should I send in my stock certificates now?

    A: Community Trust shareholders: No. After the merger is completed, we will send written instructions to Community Trust shareholders for exchanging your Community Trust common stock certificates for GB&T common stock certificates.

    GB&T shareholders: No.  Because GB&T shareholders will not be exchanging their shares of common stock, GB&T shareholders should not remit their stock certificates.

Q: Who should I call with questions about the merger?

    A: Community Trust shareholders should call Angel Byrd at (678) 363-3828. GB&T shareholders should call Greg Hamby at (770) 532-1212.

Q: Will GB&T pay dividends to shareholders?

    A: GB&T intends to continue paying cash dividends, the amount and frequency of which will be determined by GB&T's Board of Directors after consideration of earnings, capital requirements, and the financial condition of GB&T. Cash dividends may not be declared in the future. GB&T's ability to pay cash dividends will depend on cash dividends paid to it by its subsidiary banks. The ability of those subsidiaries to pay dividends to GB&T is restricted by certain regulatory requirements. For more information regarding dividends, see "Details of the Proposed Merger—Dividends" beginning on page 38.

SUMMARY OF TERMS OF THE MERGER

    This summary highlights selected information from this joint proxy statement/prospectus regarding the proposed merger. This summary may not contain all of the information that is important to you as you consider the proposed merger and related matters. For a more complete description of the terms of the proposed merger, you should carefully read the entire joint proxy statement/prospectus, and the related documents to which it refers. The Agreement and Plan of Reorganization, which is the legal document that governs the proposed merger, is incorporated by reference into this document, and is attached as Appendix A.

    In addition, the sections entitled "Where You Can Find More Information," on page 3, and "Incorporation of Certain Documents By Reference," on page 3, contain references to additional sources of information about GB&T and Community Trust. Additional information about GB&T and Community Trust is also contained in GB&T's Form 10-K for the year ended December 31, 2000, and Community Trust's Form 10-KSB for the year ended December 31, 2000, copies of which are enclosed with this joint proxy statement/prospectus.

•   The Companies (see pages 42 - 43)

  GB&T Bancshares, Inc.
  500 Jesse Jewell Parkway, S.E.
  Gainesville, Georgia 30501
  (770) 532-1212

  We are a multi-bank holding company based in Gainesville, Georgia. All of our activities are conducted through our wholly-owned subsidiaries, Gainesville Bank & Trust, a full-service commercial bank with its main office in Gainesville, Georgia, and United Bank & Trust Company, a full-service commercial bank with its main office in Rockmart, Georgia. Gainesville Bank & Trust and United Bank & Trust provide customary types of banking services such as checking accounts, savings accounts, and time deposits. They also engage in commercial and consumer lending, make secured and unsecured loans, and provide other financial services.

  At December 31, 2000, we had total consolidated assets of approximately $356 million, total consolidated loans of approximately $275 million, total consolidated deposits of approximately $281 million, and total consolidated shareholders' equity of approximately $25 million. Included with this joint proxy statement/prospectus is a copy of our Form 10-K for the year ended December 31, 2000.

  Community Trust Financial Services Corporation
  342 Marietta Highway, Suite 110
  Hiram, Georgia 30141
  (678) 363-3828

  We are a bank holding company, and the parent company of Community Trust Bank, Metroplex Appraisals, Inc. and Community Loan Company. We also own a minority interest in Cash Transactions, L.L.C. All of our activities are conducted through these wholly-owned and minority-owned subsidiaries. Community Trust Bank provides customary types of banking services such as checking accounts, savings accounts, and time deposits. It also engages in commercial and consumer lending, makes secured and unsecured loans, and provides other financial services. Community Loan Company engages in the consumer finance business. Metroplex Appraisals is a non-bank subsidiary that performs customary appraisal services for residential and commercial real estate properties. Cash Transactions provides and sells automated teller machines to retail establishments.

  At December 31, 2000, we had total consolidated assets of approximately $157 million, total consolidated loans of approximately $109 million, total consolidated deposits of approximately $120 million, and total consolidated shareholders' equity of approximately $16 million. Included with this joint proxy statement/prospectus is a copy of our Form 10-KSB for the year ended December 31, 2000.

•   The Terms of the Merger (see page 27)

  If the merger is approved, Community Trust will be merged with and into GB&T, GB&T will be the surviving company, and Community Trust Bank, Community Loan Company, and Metroplex Appraisals, Inc. will become subsidiaries of GB&T. As a result of the merger, if you are a Community Trust shareholder, you will receive, for each share of Community Trust common stock you own on the effective date of the merger, 0.786 shares of GB&T common stock. Community Trust shareholders will also receive a cash payment for any fractional shares in an amount equal to the fraction multiplied by $18.00.

  In addition, if the merger is approved and completed and you hold options to purchase Community Trust common stock, your options will be converted into the right to purchase shares of GB&T common stock. The number of shares GB&T common stock underlying your converted options will be determined by multiplying the total number of shares of Community Trust common stock that were underlying your options immediately prior to the merger by 0.786. The exercise price of your converted options will be determined by dividing the exercise price per share of your options immediately prior to the merger by 0.786.

•   The Reasons Management of Both Companies Support the Merger (see page 25)

  The Boards of Directors of Community Trust and GB&T support the merger and believe that it is in the best interests of both companies, and their respective shareholders. The Board of Directors of Community Trust believes the merger will permit Community Trust shareholders to have an equity interest in a resulting financial institution that has greater financial resources and a larger shareholder base, which may increase liquidity and marketability of the combined entity's capital stock. Both Boards of Directors also believe that the terms of the merger are fair and equitable. In addition, both Boards of Directors believe that following the merger, the size of the combined organization, which would have had approximately $512 million in consolidated assets as of December 31, 2000, is sufficiently large to take advantage over time of significant economies of scale, but is still small enough to maintain the competitive advantages of community-oriented banks. The Board of Directors of GB&T believes that Community Trust provides GB&T with an expansion opportunity into an attractive new market area.

•   Shareholders' Meetings (see page 29)

  The special meeting of shareholders of Community Trust will be held on            , 2001, at      .m., at the offices of Community Trust, at 342 Marietta Highway, Hiram, Georgia, for the purpose of voting on approval of the merger agreement. The special meeting of GB&T shareholders will be held on            , 2001, at         .m., at the offices of Gainesville Bank & Trust, 500 Jesse Jewell Parkway, S.E., Gainesville, Georgia, for the purpose of approving the issuance of GB&T common stock to Community Trust shareholders.

•   Record Date (see page 29)

  You are entitled to vote at your respective shareholder meeting if you owned shares of Community Trust or GB&T common stock on            , 2001.

•   Vote Required (see page 29)

  Approval by holders of a majority of the Community Trust common stock outstanding on            , 2001, is required to approve the merger agreement. Approval by holders of a majority of GB&T common stock outstanding on            , 2001, is required to approve the issuance of the common stock pursuant to the merger.

  As of March 31, 2001, 2,766,763 shares of GB&T common stock and 2,405,789 shares of Community Trust common stock were issued and outstanding. There are 840,182 shares, or 30.37%, of GB&T common stock held by its directors, executive officers, and their affiliates, all of which are entitled to vote on the issuance of stock pursuant to the merger. There are 408,746 shares, or 15.95%, of Community Trust common stock held by its directors, executive officers, and their affiliates, all of which are entitled to vote on this merger. All of the directors of Community Trust have agreed to vote their shares in favor of the merger.

•   Fairness Opinion to Shareholders of Community Trust (see page 30)

  Morgan, Keegan & Company, Inc. has rendered an opinion to Community Trust that, based upon and subject to the procedures, matters, and limitations described in its opinion and other matters it considered relevant, as of the date of its opinion, the terms of the merger are fair from a financial point of view to the shareholders of Community Trust. Morgan Keegan's opinion is attached as Appendix C to this joint proxy statement/prospectus. Shareholders of Community Trust are encouraged to read the opinion. Community Trust will pay an aggregate of 1.00% of the total transaction consideration, which Community Trust estimates to be approximately $340,000, to Morgan Keegan in connection with the professional services rendered by Morgan Keegan, and the delivery of its opinion.

•   Conditions, Termination, and Effective Date (see page 28)

  The merger will not occur unless certain conditions are met, and either GB&T or Community Trust can terminate the merger agreement if specified events occur or fail to occur. The merger must be approved by the Community Trust and GB&T shareholders, the Board of Governors of the Federal Reserve System, and the Department of Banking and Finance of the State of Georgia.

  The closing of the merger will occur after the merger agreement is approved by Community Trust shareholders, the issuance of the stock is approved by the GB&T shareholders and after the articles of merger are filed as required under Georgia law.

•   Rights of Dissenting Shareholders (see page 39)

  If you are a holder of Community Trust common stock, you are entitled to dissent from the merger and to demand payment of the "fair value" of your Community Trust common stock in cash if you follow certain statutory provisions regarding the rights of dissenting shareholders under Article 13 of the Georgia Business Corporation Code. GB&T shareholders are not entitled to dissenter's rights in connection with the merger.

•   Federal Income Tax Consequences (see page 41)

  Community Trust has received an opinion from Hulsey, Oliver & Mahar, LLP stating that, assuming the merger is completed as currently anticipated, neither Community Trust nor the shareholders of Community Trust who receive shares of GB&T common stock in connection with the merger will recognize any gain or loss for federal income tax purposes, and the assumption of options for the purchase of Community Trust common stock by GB&T will not adversely affect the tax qualifications of those options. Neither GB&T nor Community Trust has requested a ruling to that effect from the Internal Revenue Service. Any cash you receive as payment for any fractional interests or as payment after exercising your right to dissent will be treated as amounts distributed in redemption of your Community Trust common stock, and that amount will be taxable under the Internal Revenue Code as either ordinary income or capital gain or loss, depending upon your particular circumstances.

•   Accounting Treatment (see page 38)

  The merger is expected to be accounted for as a pooling of interests, which means that Community Trust and GB&T will be treated as if they had always been combined for accounting and financial reporting purposes.

•   Markets for Capital Stock (see pages 42 - 43)

  GB&T's common stock began trading on the Nasdaq National Market on January 5, 1999 under the symbol "GBTB." The following table sets forth the high and low sale prices per share of GB&T common stock on the Nasdaq National Market for the indicated periods:

2000	High	Low
First Quarter	$21.50	$16.00
Second Quarter	$18.00	$14.75
Third Quarter	$18.75	$14.50
Fourth Quarter	$20.00	$15.00
2001	High	Low
First Quarter	$19.50	$14.875
Second Quarter	$19.25	$16.375
(through April 19, 2001)

  Community Trust's common stock is not traded on an established public trading market, but began trading on the over-the-counter bulletin board in February 1999 under the symbol "CTFV.OB." The following table sets forth the high and low sale prices per share of Community Trust common stock on the over-the-counter bulletin board for the indicated periods:

2000	High	Low
First Quarter	$9.50	$9.00
Second Quarter	$9.50	$8.875
Third Quarter	$9.50	$9.00
Fourth Quarter	$9.50	$9.00
2001	High	Low
First Quarter	$13.25	$9.00
Second Quarter	$13.00	$11.00
(through April 19, 2001)

  The market value of each company's common stock as of January 31, 2001, the date immediately prior to the public announcement of the merger, was $17.00 per share for GB&T and $9.25 per share for Community Trust. The market value of each company's common stock as of April      , 2001, the date before the printing of this joint proxy statement/prospectus, was $       per share for GB&T and $      per share for Community Trust.

•   Dividends (see page 38)

  GB&T declared a cash dividend of $.075 per share in the first quarter of 2001, and paid aggregate cash dividends of $.29 per share in 2000, $.25 per share in 1999, and $0.16 per share in 1998. GB&T intends to continue paying cash dividends, but the amount and frequency of cash dividends, if any, will be determined by GB&T's Board of Directors after consideration of earnings, capital requirements, and the financial condition of GB&T, and will depend on cash dividends paid to it by its subsidiary banks. The ability of those subsidiaries to pay dividends to GB&T is restricted by certain regulatory requirements.

  Community Trust paid a cash dividend of $.12 per share to its shareholders in 2000, a per share cash dividend of $.12 in 1999, and a per share cash dividend of $.12 in 1998. The merger agreement places restrictions on Community Trust's ability to pay dividends prior to the closing of the transaction, and prohibits Community Trust from paying any dividend for the second quarter of fiscal year 2001 if, at such time, Community Trust shareholders will be eligible to receive a second quarter dividend from GB&T.

•   There are Some Differences in Shareholders' Rights Between Community Trust and GB&T (see page 37)

  If you own shares of Community Trust common stock, following the merger, your rights as shareholders will no longer be governed by Community Trust's Articles of Incorporation and Bylaws. Instead, you will automatically become GB&T shareholders, and your rights as GB&T shareholders will be governed by GB&T's Articles of Incorporation and Bylaws. Your rights as a Community Trust shareholder and your rights as a GB&T shareholder are different in certain ways. Specifically, the GB&T Articles of Incorporation do not provide for the elimination or limitation of the liability of directors and officers. Additionally, Community Trust's Articles of Incorporation and Bylaws divide the members of its Board of Directors into three different classes, with the classes serving staggered three-year terms. GB&T's Articles of Incorporation and Bylaws do not divide the members of GB&T's Board of Directors into classes. Instead, all members of GB&T's Board of Directors serve one-year terms.

•   Interests of Directors and Officers of Community Trust in the Merger (see page 36)

  Some of the directors and officers of Community Trust have interests in the merger in addition to their interests as shareholders generally, including the following:

    •
    In connection with the merger agreement, GB&T has agreed to provide generally to officers and employees of Community Trust who continue employment with GB&T or its subsidiaries employee benefits under employee benefit plans, on terms and conditions substantially similar to those currently provided to similarly situated GB&T officers and employees

    •
    In connection with the merger agreement, GB&T has agreed to assume certain obligations set forth in the existing employment agreements between Community Trust and certain employees of Community Trust, or its subsidiaries. In addition, GB&T has acknowledged that the merger will result in a "change-in-control," as that term is defined in each respective employment agreement, and accordingly, GB&T may be required to make certain severance payments to employees of Community Trust who choose to terminate their employment agreements as a result of the change-in-control.

    •
    GB&T and Ronnie Austin, President of Community Trust, have agreed in connection with the merger agreement to make certain changes to Mr. Austin's employment agreement with Community Trust to amend the non-compete provisions contained therein in favor of

      Mr. Austin. The territory covered by the noncompetition covenant in Mr. Austin's employment agreement, currently 20 miles from the main office of Community Trust Bank and 15 miles from the location of each branch office of Community Trust Bank, will be reduced to 15 miles from the location of the main office of Community Trust Bank.

    •
    Under the merger agreement, the vesting periods of all options to purchase the common stock of Community Trust will be accelerated such that each outstanding option to purchase shares of Community Trust common stock will be fully vested as of the effective time of the merger. Officers and directors, along with many other personnel of Community Trust, hold options that will be subject to such treatment.

    •
    Following the merger, GB&T will generally indemnify and provide liability insurance to the present directors and officers of Community Trust, subject to certain exceptions.

•   Recent Developments of GB&T (see page 42)

  In January 2001, Gainesville Bank & Trust, a subsidiary of GB&T, entered into a contract for the purchase of an outparcel in Thompson Bridge Commons, a new shopping center in Gainesville, Georgia. Approval has been obtained from regulatory authorities for the development of an additional branch site for Gainesville Bank & Trust at that location. GB&T has not yet made a decision as to when development of the branch site will begin.

  On April 17, 2001, GB&T announced its earnings and certain other financial data as of and for the quarter ended March 31, 2001. GB&T had net income for the first quarter of fiscal 2001 of $716,000, or $.26 per basic share, compared to $606,000, or $.22 per basic hare for the first quarter of fiscal 2000. As of March 31, 2001, GB&T reported total assets of $373 million, a 17% increase over the $318 million in total assets reported at March 31, 2000.

•   Recent Developments of Community Trust (see page 43)

  On April 23, 2001, Community Trust announced its earnings and certain other financial data as of and for the quarter ended March 31, 2001. Community Trust had net income for the first quarter of fiscal 2001 of $230,985, or $.10 per basic share, compared to $49,983, or $.02 per basic share for the first quarter of fiscal 2000. As of March 31, 2001, Community Trust reported total assets of $155 million, a 9.89% increase over the $141 million in total assets reported at March 31, 2000.

RISK FACTORS RELATING TO THE MERGER

    You should carefully consider the risks described below before voting on the merger agreement.

The financial institution industry is very competitive, and we may not be able to continue to compete successfully.

    GB&T's profitability will depend on the ability of Gainesville Bank & Trust, United Bank & Trust Company, and Community Trust Bank to compete successfully in the highly competitive banking business. Gainesville Bank & Trust, United Bank & Trust Company, and Community Trust Bank compete with numerous other lenders and deposit-takers, including other commercial banks, thrift institutions, credit unions, finance companies, check cashing companies, mutual funds, insurance companies, and brokerage and investment banking firms. They compete primarily with other financial institutions in the Hall, Polk, Paulding, and Cobb county areas, but may also compete with internet banks and financial institutions located throughout the United States.

Departures of our key personnel or directors may harm our ability to operate successfully.

    Our directors' and executive officers' community involvement and local business relationships are important to our success. Accordingly, if we lose the services of our Board of Directors or executive officers, we may not be able to grow or operate profitably. We have not entered into any employment agreements to secure the services of our directors or executive officers, and we therefore cannot be assured of their continued service with us.

Government regulation may impair our profitability and restrict our growth.

    State and federal banking laws and regulations could limit our ability to achieve profitability and to grow. Bank holding companies and banks are subject to extensive state and federal government supervision and regulation. These and other restrictions limit the manner in which we may conduct our business and obtain financing, including the ability of Gainesville Bank & Trust, United Bank & Trust Company, and Community Trust Bank to attract deposits, make loans, and achieve satisfactory interest spreads. Many of these regulations are intended to protect depositors, the public and the FDIC, rather than shareholders. In addition, the burden imposed by federal and state regulations may place Gainesville Bank & Trust, United Bank & Trust Company and Community Trust Bank at a competitive disadvantage compared to competitors who are less regulated. Applicable laws, regulations, interpretations, and enforcement policies have been subject to significant changes in recent years and may be subject to significant future changes, and such changes may be retroactively applied.

The exercise of warrants and options to purchase common stock of GB&T will dilute your proportionate interest in GB&T, and may hinder our ability to raise additional capital on the most favorable terms.

    If the merger is completed, each existing option to purchase Community Trust common stock will be converted into the right to purchase shares of GB&T common stock. Holders of these converted options, and GB&T's organizers, officers, and employees, who also hold options or warrants to purchase GB&T common stock, may exercise those warrants or options, which would result in the dilution of your proportionate interest in us. These individuals will have the opportunity to profit from any rise in the market value of the common stock or any increase in GB&T's net worth. There are currently options to purchase up to 355,121 shares of Community Trust common stock outstanding, which, upon completion of the proposed merger, will be converted into the right to purchase up to 279,125 shares of GB&T common stock. Additionally, there are currently 273,925 options to purchase GB&T's common stock outstanding. Accordingly, following completion of the merger, there will be an additional 56,230 shares available for grant under GB&T's 1997 Stock Incentive Plan.

    The exercise of warrants or options for the purchase of our common stock also could adversely affect the terms on which we can obtain additional capital. For instance, the holders of warrants or options may choose to exercise their warrants or options, when instead the securities underlying those warrants and options could be offered to others on terms and at prices more favorable to us than the terms and exercise prices provided for in the warrants or options.

The trading volume of GB&T common stock has been low, and may not increase following the merger.

    The trading volume of GB&T common stock on the Nasdaq National Market has been low relative to larger companies listed on the Nasdaq National Market or other stock exchanges. We cannot say with any certainty whether a more active or liquid trading market for GB&T common stock will develop. Because of this, it may be difficult for you to sell a large number of shares of GB&T common stock for the same price at which you may be able to sell a smaller number of shares.

COMPARATIVE SHARE DATA REGARDING
GB&T AND COMMUNITY TRUST

    The following table shows selected comparative unaudited per share data for GB&T on a historical basis, for Community Trust on a historical basis, for GB&T and Community Trust on a pro forma basis assuming the merger had been effective for the periods indicated, and for Community Trust on a pro forma equivalent basis. The merger will be accounted for as a "pooling of interests" transaction in accordance with generally accepted accounting principles.

    Equivalent earnings per share amounts for Community Trust have been calculated by multiplying the pro forma combined earnings per share by the exchange ratio of 0.786 shares of GB&T common stock for each share of Community Trust common stock. The Community Trust pro forma equivalent cash dividends per common share represent historical dividends declared by GB&T multiplied by the applicable exchange ratio. The purpose of the pro forma equivalent per-share amounts is for informational purposes only to show the pro forma net earnings that would have been earned for each share of Community Trust had the merger been completed for the periods indicated. This data should be read together with the historical financial statements of GB&T and Community Trust, including the respective notes thereto.

	As of the Year Ended December 31,
	2000	1999		1998
Net earnings per common share (basic)
GB&T Historical	$1.17		$.90	$.71
Community Trust Historical	.45		.37	.65
GB&T and Community Trust Pro Forma Combined(a)	.93		.72	.75
Community Trust Pro Forma Equivalent(b)	.73		.57	.59
Net earnings per common share (diluted)
GB&T Historical	$1.14	$	. 86	$.68
Community Trust Historical	.43		.35	.63
GB&T and Community Trust Pro Forma Combined(a)	.90		.69	.72
Community Trust Pro Forma Equivalent(b)	.71		.54	.57
Cash Dividends Per Common Share
GB&T Historical	$.29		$.25	$.16
Community Trust Historical	.12		.12	.12
GB&T and Community Trust Pro Forma Combined(a)(c)	.29		.25	.16
Community Trust Pro Forma Equivalent(d)	.23		.20	.13
Book Value Per Common Share (Period End)
GB&T Historical	$8.91		$7.79	$7.36
Community Trust Historical	6.63		6.19	6.08
GB&T and Community Trust Pro Forma Combined(a)	8.59		7.82	7.52
Community Trust Pro Forma Equivalent(b)	6.75		6.15	5.91

(a)
Computed giving effect to the merger.

(b)
Computed based on the Community Trust per share exchange ratio of 0.786 shares of GB&T common stock for each share of Community Trust common stock designated for the purposes of this computation.

(c)
Represents historical dividends paid by GB&T, and assumes GB&T will not change its dividend policy as a result of the merger.

(d)
Represents historical dividends paid per share by GB&T multiplied by the exchange ratio of 0.786 shares of GB&T common stock for each share of Community Trust common stock designated for purposes of this computation.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

    The following tables present certain selected historical financial information for GB&T and Community Trust. The data should be read in conjunction with the historical financial statements, including the notes thereto, and other financial information concerning GB&T and Community Trust incorporated by reference in this joint proxy statement/prospectus.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION
(In thousands, except per share amounts and ratios)

	As of and for the Year Ended December 31,
	2000	1999	1998	1997	1996
GB&T Bancshares, Inc. and Subsidiaries
Income Statement
Net interest income	$13,460	11,816	9,575	8,512	7,265
Provision for loan losses	558	1,201	670	441	201
Non-interest income	2,007	1,855	1,977	1,358	1,136
Non-interest expense	9,951	8,837	8,068	6,347	5,195
Income taxes	1,720	1,164	860	1,027	1,058
Net income	3,238	2,469	1,954	2,055	1,947
Per Common Share
Net income—basic	$1.17	.90	.71	.75	.71
Net income—diluted	1.14	.86	.68	.75	.71
Cash dividends declared	.29	.25	.16	.18	.15
Book value	8.91	7.79	7.36	6.90	6.24
Basic average shares outstanding	2,765	2,757	2,742	2,740	2,739
Diluted average shares outstanding	2,848	2,886	2,870	2,745	2,741
Period End
Total loans	$275,369	234,741	168,138	143,967	111,039
Earning assets	334,306	288,002	219,370	195,212	154,663
Assets	355,856	307,955	239,378	214,472	170,644
Deposits	281,053	240,840	213,071	191,461	147,987
Stockholders' equity	24,659	21,518	20,211	18,521	16,676
Common shares outstanding	2,766	2,764	2,746	2,323	1,484
Average Balances
Loans	$255,382	199,051	150,597	128,374	99,483
Earning assets	310,110	248,522	205,318	174,744	142,810
Assets	330,502	266,423	222,165	189,510	156,435
Deposits	255,110	221,865	197,227	162,493	131,038
Performance Ratios
Return on average assets	.98%	.93%	.88%	1.08%	1.24%
Return on average stockholders' equity	14.85%	11.90%	9.92%	11.47%	12.06%
Average equity to average assets	6.60%	7.79%	8.87%	9.45%	10.32%
Average loans to average deposits	100.11%	89.72%	76.36%	79.00%	75.92%

	As of and for the Year Ended December 31,
	2000	1999	1998	1997	1996
Community Trust Financial Services Corporation and Subsidiaries
Income Statement
Net interest income	$7,568	6,808	5,508	4,719	4,187
Provision for loan losses	591	695	336	204	198
Non-interest income	2,332	1,856	1,579	1,204	1,151
Noninterest expense	7,869	6,866	4,986	4,236	3,575
Income taxes	370	241	505	444	507
Net income	1,070	862	1,260	1,039	1,058
Per Common Share
Basic earnings	$.45	.37	.65	.62	.63
Diluted earnings	.43	.35	.63	.59	.62
Cash dividends declared	.12	.12	.12	.12	.12
Book value	6.63	6.19	6.08	4.68	4.10
Basic average shares outstanding	2,385	2,345	1,927	1,679	1,673
Diluted average shares outstanding	2,472	2,437	2,007	1,760	1,725
At Period End
Total loans	$109,322	89,614	74,440	57,189	49,425
Earning assets	142,464	121,430	99,798	85,021	79,119
Assets	156,549	131,743	107,528	91,905	85,204
Deposits	120,166	104,412	86,907	81,981	76,898
Stockholders' equity	15,895	14,763	13,971	7,870	6,878
Common shares outstanding	2,398	2,384	2,296	1,683	1,678
Average Balances
Loans	$100,669	83,226	64,255	52,395	46,044
Earning assets	133,264	109,872	91,737	79,614	71,120
Assets	144,835	117,834	98,465	86,974	77,654
Deposits	112,662	94,911	82,120	77,337	69,824
Stockholders' equity	15,250	14,321	10,076	7,192	6,354
Performance Ratios
Return on average assets	.74%	.73%	1.28%	1.19%	1.39%
Return on average stockholders' equity	7.02%	6.02%	12.50%	14.44%	16.65%
Average equity to average assets	10.53%	12.15%	10.23%	8.27%	8.32%
Average loans to average deposits	89.35%	87.69%	78.25%	67.75%	65.94%

SELECTED PRO FORMA FINANCIAL DATA

    The following unaudited pro forma financial data for the combined company gives effect to the acquisition of Community Trust as of the date or at the beginning of the period indicated, assuming the acquisition is accounted for as a pooling of interests. The pro forma balance sheet information has been prepared as if the acquisition had been completed on December 31, 2000. The pro forma operating data has been prepared as if the acquisition had been completed on January 1, 1998. The unaudited pro forma financial data is presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operation which actually would have occurred if the transaction had been completed at the date and for the periods indicated or which may be obtained in the future.

SELECTED PRO FORMA FINANCIAL DATA
(Dollars in thousands, except per share amounts)

	For the Year Ended December 31,
	2000	1999	1998
Balance Sheet Data
Total assets	$512,405	$439,697	$346,906
Federal funds sold	7,723	7,122	12,799
Investment securities	84,032	76,444	61,210
Loans, net of allowance for loan losses	379,592	320,123	239,510
Deposits	401,219	345,252	299,978
Other borrowings	2,564	1,850	1,333
Securities sold under repurchase agreements	17,132	17,850	2,060
Federal Home Loan Bank Advances	44,603	33,654	5,706
Stockholders' equity	39,965	36,282	34,233
Earnings Data
Interest income	$41,826	$32,701	$27,606
Interest expense	20,798	14,077	12,523
Net interest income	21,028	18,624	15,083
Provision for loan losses	1,149	1,896	1,006
Non-interest income	4,339	3,711	3,556
Non-interest expense	17,820	15,703	13,054
Income taxes	2,090	1,404	1,365
Net income	4,308	3,332	3,214
Basic earnings per share	.93	.72	.75
Diluted earnings per share	.90	.69	.72
Cash dividends per share	.29	.25	.16

PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

    The following unaudited pro forma consolidated balance sheet as of December 31, 2000, and the unaudited pro forma consolidated statements of income for each of the three years in the period ended December 31, 2000, combine the historical financial statements of GB&T with Community Trust after giving effect to the merger using the pooling of interests method of accounting. Pro forma adjustments to the balance sheet are computed as if the transaction occurred at December 31, 2000, while the pro forma adjustments to the statements of income are computed as if the transaction occurred on January 1, 1998, the earliest period presented. In addition, the following financial statements do not reflect any anticipated cost savings, which may be realized by GB&T after completion of the merger.

    The pro forma information is not intended to represent what GB&T's and Community Trust's combined results of operations actually would have been if the merger had occurred on January 1, 1998. The information has been prepared assuming that the merger will be accounted for under the pooling of interests accounting method and is based on the historical consolidated financial statements of GB&T and Community Trust.

    In the merger, GB&T will exchange for each share of Community Trust common stock owned by Community Trust shareholders, 0.786 shares of GB&T common stock. Community Trust had 2,405,789 shares of common stock outstanding at March 26, 2001, which will be exchanged for approximately 1,890,951 shares of GB&T common stock.

    In connection with the merger, GB&T and Community Trust expect to incur total pre-tax merger related charges, including merger related fees and expenses (investment banking, legal, accounting, printing, and mailing), of approximately $490,000.

GB&T Bancshares, Inc. and Community Trust Financial Services Corporation

Pro Forma Combined Balance sheet

December 31, 2000

(Dollars in Thousands)
(Unaudited)

	GB&T Bancshares, Inc.	Community Trust Financial Services Corporation	Pro Forma Adjustments Debit (Credit)	Pro Forma Combined
Assets
Cash and due from banks	$10,595	$5,654	$0	$16,249
Interest-bearing deposits in banks	324	—	0	324
Federal funds sold	5,713	2,010	0	7,723
Securities available-for-sale	52,900	31,132	0	84,032
Loans	275,369	109,322	0	384,691
Less allowance for loan losses	(3,421)	(1,678)	0	(5,099)
Loans, net	271,948	107,644	0	379,592
Premises and equipment	8,140	4,953	0	13,093
Other assets	6,236	5,156	0	11,392
Total assets	$355,856	$156,549	$0	$512,405
Deposits
Non-interest-bearing	$34,892	$14,317	$0	$49,209
Interest-bearing	246,161	105,849	0	352,010
Total deposits	281,053	120,166	0	401,219
Securities sold under repurchase agreements	10,830	6,302	0	17,132
Federal Home Loan Bank advances	34,103	10,500	0	44,603
Other borrowings	818	1,746	0	2,564
Other liabilities	4,393	1,940	490	6,823
Total liabilities	331,197	140,654	490	472,341
Common stock	13,831	5,996	3,428	23,255
Capital surplus	1,145	3,885	(3,428)	1,602
Retained earnings	9,666	5,920	(490)	15,096
Accumulated other comprehensive income	17	94	0	111
	24,659	15,895	(490)	40,064
Total liabilities and stockholders' equity	$355,856	$156,549	$0	$512,405

See Notes to Pro Forma Combined Financial Statements

GB&T Bancshares, Inc. and Community Trust Financial Services Corporation

Pro Forma Combined Statement of Income

For the Year Ended December 31, 2000

(Dollars in Thousands)
(Unaudited)

	GB&T Bancshares, Inc.	Community Trust Financial Services Corporation	Pro Forma Adjustments Debit (Credit)	Pro Forma Combined
Interest income	$28,631	$13,195	$0	$41,826
Interest expense	15,171	5,627	0	20,798
Net interest income	13,460	7,568	0	21,028
Provision for loan losses	558	591	0	1,149
Net interest income after provision for loan losses	12,902	6,977	0	19,879
Other income	2,007	2,332	0	4,339
Other expenses	9,951	7,869	0	17,820
Income before income taxes	4,958	1,440	0	6,398
Income tax expense	1,720	370	0	2,090
Net income	$3,238	$1,070	$0	$4,308
Basic earnings per share of common stock	$1.17	$.45		$.93
Diluted earnings per share of common stock	$1.14	$.43		$.90
Average shares outstanding (basic)	2,765	2,385		4,640
Average shares outstanding (diluted)	2,848	2,472		4,791

See Notes to Pro Forma Combined Financial Statements.

GB&T Bancshares, Inc. and Community Trust Financial Services Corporation

Pro Forma Combined Statement of Income

For the Year Ended December 31, 1999

(Dollars in Thousands)
(Unaudited)

	GB&T Bancshares, Inc.	Community Trust Financial Services Corporation	Pro Forma Adjustments Debit (Credit)	Pro Forma Combined
Interest income	$22,190	$10,511	$0	$32,701
Interest expense	10,374	3,703	0	14,077
Net interest income	11,816	6,808	0	18,624
Provision for loan losses	1,201	695	0	1,896
Net interest income after provision for loan losses	10,615	6,113	0	16,728
Other income	1,855	1,856	0	3,711
Other expenses	8,837	6,866	0	15,703
Income before income taxes	3,633	1,103	0	4,736
Income tax expense	1,164	240	0	1,404
Net income	$2,469	$863	$0	$3,332
Basic earnings per share of common stock	$.90	$.37		$.72
Diluted earnings per share of common stock	$.86	$.35		$.69
Average shares outstanding (basic)	2,757	2,345		4,600
Average shares outstanding (diluted)	2,886	2,437		4,801

See Notes to Pro Forma Combined Financial Statements.

GB&T Bancshares, Inc. and Community Trust Financial Services Corporation

Pro Forma Combined Statement of Income

For the Year Ended December 31, 1998

(Dollars in Thousands)
(Unaudited)

	GB&T Bancshares, Inc.	Community Trust Financial Services Corporation	Pro Forma Adjustments Debit (Credit)	Pro Forma Combined
Interest income	$18,809	$8,797	$0	$27,606
Interest expense	9,234	3,289	0	12,523
Net interest income	9,575	5,508	0	15,083
Provision for loan losses	670	336	0	1,006
Net interest income after provision for loan losses	8,905	5,172	0	14,077
Other income	1,977	1,579	0	3,556
Other expenses	8,068	4,986	0	13,054
Income before income taxes	2,814	1,765	0	4,579
Income tax expense	860	505	0	1,365
Net income	$1,954	$1,260	$0	$3,214
Basic earnings per share of common stock	$.71	$.65		$.75
Diluted earnings per share of common stock	$.68	$.63		$.72
Average shares outstanding (basic)	2,742	1,927		4,257
Average shares outstanding (diluted)	2,870	2,007		4,448

See Notes to Pro Forma Combined Financial Statements.

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

Pro Forma Adjustments

December 31, 2000

(Dollars in thousands)

		Debit	Credit
a.	Capital Surplus	$3,428
	Common Stock		$3,428
	(Adjustment of Common Stock for New Shares Issued)
b.	Retained Earnings	490
	Other Liabilities		490
	(Combined merger expenses)

DETAILS OF THE PROPOSED MERGER

Background of and Reasons for the Merger

    For a period of two years or more, the Board of Directors of Community Trust conducted strategic planning sessions to map its future. The sessions included a range of alternatives, from acquiring other financial institutions and compatible businesses to being acquired by others. Some of the planning was driven by unsolicited inquiries from other financial institutions about Community Trust's interest in being acquired, GB&T being one of the inquirers.

    On October 18, 2000, the Community Trust Board of Directors retained Morgan Keegan & Company, Inc., an entity with particular expertise in the banking and thrift markets, to be Community Trust's financial advisor and to help assess all of Community Trust's strategic alternatives, including remaining an independent institution. In performing its advisory work, Morgan Keegan gathered all information it deemed pertinent about Community Trust and its markets and contacted potential suitors to determine the market's level of interest in Community Trust as an acquisition candidate. GB&T was one of several contacts made by Morgan Keegan because of GB&T's known interest in making acquisitions.

    GB&T, along with others, were asked to submit tentative valuations of Community Trust and its subsidiaries, outlining the price under which an acquisition of Community Trust might be made, subject to completion of due diligence. Morgan Keegan indicated that Community Trust would consider entering negotiations with the candidate offering the most attractive proposal. GB&T submitted its proposal on December 6, 2000.

    On December 14, 2000, a representative of Morgan Keegan informed GB&T that Community Trust was interested in having GB&T conduct preliminary due diligence with a goal of having GB&T submit a non-binding letter of intent. Preliminary due diligence was conducted on January 3 and 4, 2001 in Hiram, Georgia, and the first face to face meetings were held between representatives of GB&T and Community Trust.

    On January 15, 2001, members of GB&T's management team presented a financial analysis of the proposed transaction to GB&T's Board of Directors. At that meeting, the Board of Directors considered the business, operations and asset quality of Community Trust, as well as the attractiveness of the Community Trust franchise, its management team and the compatibility of Community Trust with operations of GB&T. Upon unanimous vote of the Board of Directors of GB&T, a letter of intent was prepared and submitted to Community Trust.

    The letter of intent proposed a merger under which Community Trust shareholders would receive 0.786 shares GB&T stock for each share of stock owned in Community Trust. The letter of intent contained conditions dealing with pooling of interests accounting treatment, satisfactory completion of due diligence, and various approvals, both shareholder and regulatory.

    On January 29, 2001, the GB&T letter of intent was submitted to the Community Trust Board of Directors. The proposal was analyzed with the assistance of Community Trust's legal counsel and financial advisors. The Community Trust Board voted unanimously to approve the proposal to authorize the execution of the letter of intent, and to proceed with negotiation of a definitive agreement and completion of due diligence. A joint press release was issued announcing the execution of the letter of intent on February 2, 2001.

    In the period from January 18, 2001 through March 12, 2001, due diligence was completed by both sides and negotiations were completed for the draft of the Agreement and Plan of Reorganization. The draft was circulated in advance to the financial advisors, legal counsel, and directors of both institutions. The draft agreement and full financial analysis was presented to GB&T's Board of Directors on March 12, 2001. The financial analysis included the pro forma financial impact of the merger. The Board of Directors of GB&T unanimously approved execution of the Agreement and Plan of Reorganization.

    The draft agreement was presented to Community Trust's Board of Directors on March 13, 2001. Morgan Keegan presented a financial analysis of the merger and concluded its presentation with its opinion that the exchange ratio for shares of Community Trust common stock was fair from a financial point of view to the holders of Community Trust common stock (a summary of the opinion begins on page 30). The Community Trust Board considered a number of factors, and the Board unanimously approved the merger. Without assigning any relative or specific weights to the factors, the Board of Directors of Community Trust considered the following material factors:

  •
  the alternatives to the merger, including remaining an independent institution in light of the current economic condition of the market and its competitive disadvantages as compared to the larger financial institutions operating in the market;

  •
  the value of the consideration to be received by Community Trust shareholders relative to the book value and earnings per share of Community Trust's common stock;

  •
  certain information concerning the financial condition, results of operations, and business prospects of GB&T;

  •
  the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed transaction with GB&T;

  •
  the marketability of Community Trust's common stock and the potential for greater liquidity of GB&T's common stock;

  •
  the competitive and regulatory environment for financial institutions generally;

  •
  the fact that the merger would enable Community Trust shareholders to exchange their shares of Community Trust's common stock, in a tax-free transaction, for shares of common stock of a larger company;

  •
  GB&T's ability to provide more comprehensive financial services through Community Trust Bank to the Community Trust markets;

  •
  the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay;

  •
  the potential effect the future elimination of the pooling of interests method of accounting might have upon the market price of Community Trust's common stock; and

  •
  GB&T has greater financial resources than Community Trust.

    The Board of Directors of Community Trust also believes that the terms of the merger, including the basis of exchange, which was determined through arms-length negotiations between GB&T and the Board of Directors of Community Trust, are fair and equitable and take into account the relative earning power of GB&T and Community Trust, historic and anticipated operations, the economies of scale to be achieved through the merger, the trading prices of the stocks of the respective companies, and other pertinent factors.

    The Boards of Directors of Community Trust and GB&T believe that the size of the combined organization, approximately $512 million in total consolidated assets as of December 31, 2000, is sufficiently large to take advantage over time of significant economies of scale, but is still small enough to maintain the competitive advantages management believes are afforded community-oriented banks over the larger regional and super-regional banks. It has become increasingly apparent to the management of Community Trust and GB&T that in the current regulatory and competitive environment, large organizations with greater economies of scale, including the ability to spread largely fixed regulatory compliance costs over a larger gross income base and the ability to attract management talent able to compete in a more sophisticated financial services environment, will be more successful than separate smaller organizations, such as Community Trust or GB&T. Management of GB&T and Community Trust believe that there is a future for community banks in the banking industry, but that community banks will be required to achieve a critical size to maintain above-average economic performance. The Board of Directors of GB&T also view Community Trust as offering a solid franchise in an attractive market giving GB&T an opportunity to diversify geographically from its current market area. The acquisition of Community Trust will also be very complementary to the acquisition strategy GB&T began in 1999 to develop a network of banking institutions beyond the perimeter of Atlanta.

    The Agreement and Plan of Reorganization was officially signed by both parties on March 16, 2001, and a joint press release was issued.

The Merger Agreement

    The material features of the merger agreement are summarized below:

  Effective Date

    The merger agreement provides that the merger will be effective on the date and at the time the Certificate of Merger reflecting the proposed merger becomes effective with the Secretary of State of the State of Georgia. The merger also is subject to approval by the Board of Governors of the Federal Reserve System and the Department of Banking and Finance of the State of Georgia. Management of GB&T and Community Trust anticipate that the merger will become effective during the second quarter of 2001.

  Terms of the Merger

    Community Trust shareholders will receive, for each share of Community Trust common stock they own, 0.786 shares of GB&T common stock. GB&T shareholders will continue to hold their existing shares of GB&T common stock. If, prior to the closing, the outstanding shares of GB&T common stock are increased through a stock dividend, stock split, reverse stock split, subdivision, recapitalization, or reclassification of shares, or are combined into a lesser number of shares by reclassification, recapitalization, or reduction of capital, the number of shares of GB&T common stock to be delivered pursuant to the merger in exchange for a share of Community Trust common stock will be proportionately adjusted.

    GB&T will not issue fractional shares of GB&T common stock in connection with the merger, and an outstanding fractional share interest will not entitle the owner thereof to vote, to receive dividends, or to any rights of a shareholder of GB&T with respect to that fractional interest. Instead of issuing any fractional shares of GB&T common stock, GB&T will pay in cash an amount (computed to the nearest cent) equal to that fraction multiplied by $18.00 per share.

    If the merger is completed, shareholders of Community Trust will become shareholders of GB&T, and Community Trust will be merged with and into GB&T. Following the merger, the Articles of Incorporation, Bylaws, corporate identity, and existence of GB&T will not be changed, and Community Trust will cease to exist as a separate entity.

  Conversion of Stock Options

    If the merger is completed, each existing option to purchase Community Trust common stock will be converted into the right to purchase shares of GB&T common stock. The number of shares underlying each such option after the merger will be determined by multiplying such number immediately prior to the merger by 0.786, and the exercise price of each such option after the merger will be determined by dividing such amount immediately prior to the merger by 0.786. GB&T has agreed, prior to or within 30 days after the closing of the merger, to register the shares underlying all such options with the Securities and Exchange Commission, and to use its best efforts to maintain the effectiveness of such registration for so long as any of the existing options to purchase shares of Community Trust common stock (as then converted into the right to purchase shares of GB&T common stock) remain outstanding.

  Acquisition Proposals

    Prior to the closing of the proposed merger, Community Trust and its affiliates may not solicit any proposals for the acquisition of Community Trust or any of its subsidiaries by any party other than GB&T. Further, except as required by law, Community Trust and its affiliates may not negotiate or enter into an agreement for any such transaction, and must notify GB&T if it receives any inquiry or proposal relating to any such transaction.

  Termination and Conditions of Closing

    The merger agreement may be terminated and the merger abandoned at any time either before or after approval of the merger agreement by the shareholders of Community Trust and GB&T, but not later than the effective date of the merger:

  •
  by mutual consent of the Boards of Directors of Community Trust and GB&T;

  •
  by either party, if the other party materially breaches any of the representations or warranties or any covenant or agreement it made under the merger agreement which cannot be, or has not been, cured within 30 days after receipt of notice;

  •
  by either party, if any consent of any regulatory authority that is required for consummation of the merger is not obtained;

  •
  by either party, if the merger is not completed by July 31, 2001;

  •
  by either party, if the Community Trust shareholders do not approve the merger agreement or if the GB&T shareholders do not approve the issuance of GB&T common stock pursuant to the merger agreement; or

  •
  by Community Trust, if the average closing price of GB&T's common stock (as quoted on Nasdaq) for the 20 trading days before the closing date is less than $13.00 per share.

    The following are some of the required conditions of closing:

  •
  the accuracy of the representations and warranties of all parties contained in the merger agreement and related documents as of the date when made and the effective date;

  •
  the performance of all agreements and conditions required by the merger agreement;

  •
  the delivery of officers' certificates, resolutions, and legal opinions to Community Trust and GB&T;

  •
  approval of the merger by the Community Trust shareholders and approval of the issuance of GB&T common stock by the GB&T shareholders;

  •
  receipt of all necessary authorizations of governmental authorities, and the expiration of any regulatory waiting periods;

  •
  effectiveness of the registration statement of GB&T relating to the shares of GB&T common stock to be issued to Community Trust shareholders in the merger, of which this document forms a part;

  •
  the receipt by Community Trust of the opinion of Hulsey, Oliver & Mahar, LLP as to the tax consequences to Community Trust shareholders;

  •
  the receipt by Community Trust and GB&T of agreements from specified affiliates of Community Trust restricting their sale of GB&T common stock after the closing of the merger;

  •
  the receipt by GB&T and Community Trust of opinions of Mauldin & Jenkins, LLC and of Porter, Keadle and Moore, LLP that the merger will be accounted for as a "pooling of interests";

  •
  the issuance of a certificate of merger by the Secretary of State of Georgia; and

  •
  the receipt by Community Trust of a fairness opinion from Morgan Keegan, which will remain in effect as of the date of closing.

  Surrender of Certificates

    Shortly after the effective date of the merger, each holder of Community Trust common stock (as of that date) will be required to deliver his or her shares of Community Trust common stock to GB&T's exchange agent, Registrar and Transfer Company. After delivering those shares, the holder will receive a stock certificate for the number of shares of GB&T common stock that the holder is entitled to receive under the merger agreement, and a cash payment for any fractional interest in GB&T common stock. Until a holder delivers his or her shares of Community Trust common stock to Registrar and Transfer Company, he or she will not receive payment of any dividends or other distributions on shares of GB&T common stock into which his or her shares of Community Trust common stock have been converted, and will not receive any notices sent by GB&T to its shareholders with respect to, or to vote, those shares. After delivering the shares to Registrar and Transfer Company, the holder will then be entitled to receive any dividends or other distributions (without interest) which become payable after the merger but prior to the holder's delivery of the certificates to Registrar and Transfer Company.

Required Shareholder Approval

    The holders of a majority of the outstanding shares of Community Trust common stock entitled to vote at the special meeting must approve the merger agreement, and holders of a majority of the outstanding shares of GB&T common stock must approve the issuance of GB&T common stock pursuant to the merger agreement for the merger to be completed. Abstentions from voting and broker non-votes will be included in determining whether a quorum is present and will have the effect of a vote against the merger agreement.

    On            , 2001, the record date for determining the shareholders entitled to notice of, and to vote at, the special meeting, the outstanding voting securities of Community Trust consisted of 2,405,789 shares of Community Trust common stock, with registered holders thereof being entitled to one vote per share, and 2,766,763 shares of GB&T common stock, with registered holders thereof being entitled to one vote per share. Certain executive officers and members of Community Trust's Board of Directors, who have entered into agreements with GB&T to vote their shares of Community Trust common stock in favor of the merger, own or control 408,746 shares, approximately 15.95% of the outstanding shares, of Community Trust common stock.

Expenses

    Each of GB&T and Community Trust will pay its costs and expenses in connection with the merger and related transactions, except that each of the parties will pay: (a) one-half of the filing fees paid in connection with the registration of the shares to be issued to Community Trust shareholders pursuant to the merger and with the applications filed with other regulatory authorities; and (b) one-half of the costs of printing or copying this joint proxy statement/prospectus.

    If the merger agreement is terminated due to a breach of that agreement by GB&T or Community Trust, the breaching party will pay the non-breaching party the reasonable and documented fees and expenses incurred by the non-breaching party in connection with the proposed merger and related transactions.

Opinion of Financial Advisor to Community Trust

    Community Trust retained Morgan Keegan & Company, Inc. as its financial advisor to render an opinion to the Community Trust Board of Directors concerning the fairness, from a financial point of view, to Community Trust shareholders of the exchange ratio set forth in the merger agreement. Morgan Keegan was retained by Community Trust on the basis of, among other things, its experience and expertise in the bank and thrift industries.

    On March 13, 2001, and            , 2001, Morgan Keegan delivered to the Board of Directors of Community Trust its written opinion that, as of March 13, 2001, and             , 2001, respectively, and based upon and subject to certain matters stated in the opinion, the exchange ratio of 0.786 shares of GB&T common stock for each share of Community Trust common stock is fair, from a financial point of view, to Community Trust shareholders.

    The full text of the written opinion of Morgan Keegan, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Appendix C, and is incorporated herein by reference. Community Trust shareholders are urged to read the opinion carefully in its entirety. Morgan Keegan's opinion is directed only to the fairness to the Community Trust shareholders, from a financial point of view, of the exchange ratio, does not address any other aspect of the merger or related transactions, and does not constitute a recommendation to any Community Trust shareholder as to how he or she should vote at the special meeting. The summary of the opinion of Morgan Keegan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. A copy of the opinion of Morgan Keegan will be made available for inspection and copying at the principal executive offices of Community Trust during regular business hours by any interested equity security holder of Community Trust, or any representative who has been designated as such in writing to the Secretary of Community Trust.

    In arriving at its opinion, Morgan Keegan reviewed the merger agreement and held discussions with certain senior officers, directors and other representatives and advisors of Community Trust and certain senior officers and other representatives and advisors of GB&T concerning the businesses, operations and prospects of Community Trust and GB&T. Morgan Keegan examined certain publicly available business and financial information relating to Community Trust and GB&T, as well as certain financial forecasts, to the extent publicly available, and other data for Community Trust and GB&T which were provided to Morgan Keegan by or otherwise discussed with the respective management teams of Community Trust and GB&T, including information relating to certain strategic implications and operational benefits anticipated from the merger. Morgan Keegan reviewed the financial terms of the merger as set forth in the merger agreement in relation to, among other things: current and historical market prices and trading volumes of GB&T common stock; the historical and publicly available projected earnings and operating data of Community Trust and GB&T; and the capitalization, regulatory status and financial condition of Community Trust and GB&T. Morgan Keegan considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected which Morgan Keegan considered relevant in evaluating the merger, and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose businesses Morgan Keegan considered relevant in evaluating those of Community Trust and GB&T. Morgan Keegan also considered the relative contributions of Community Trust and GB&T to the combined company.

    In addition to the foregoing, Morgan Keegan conducted such other analyses and examinations and considered such other financial, economic and market criteria as Morgan Keegan deemed appropriate to arrive at its opinion. Morgan Keegan noted that its opinion was necessarily based upon information available, and financial, stock market and other conditions and circumstances, existing and disclosed, to Morgan Keegan as of the date of its opinion. Morgan Keegan assumed no responsibility to update or revise its opinion based upon circumstances or events occurring after the date of its opinion.

    In conducting its review and rendering its opinion, Morgan Keegan assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information publicly available or furnished to or otherwise reviewed by or discussed with Morgan Keegan. With respect to financial forecasts and other information provided to or otherwise reviewed by or discussed with Morgan Keegan, the management teams of Community Trust and GB&T advised Morgan Keegan that those forecasts and other information were prepared reasonably on a basis reflecting the best currently available estimates and judgments of the respective management teams of Community Trust and GB&T as to the future financial performance of Community Trust and GB&T and the strategic implications and operational benefits anticipated from the merger. Morgan Keegan assumed, with the consent of the Board of Directors of Community Trust, that the merger will be accounted for as a pooling of interests transaction in accordance with generally accepted accounting principles and as a tax-free reorganization for federal income tax purposes. Morgan Keegan did not express any opinion as to what the value of GB&T common stock actually will be when issued pursuant to the merger or the price at which GB&T common stock will trade subsequent to the merger. In addition, Morgan Keegan did not make or obtain an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Community Trust or GB&T, nor did Morgan Keegan make any physical inspection of the properties or assets of Community Trust or GB&T. Morgan Keegan was not asked to consider, and its opinion does not address, the relative merits of the merger as compared to any alternative business strategies that might exist for Community Trust or the effect of any other transaction in which GB&T might engage. In addition, Morgan Keegan assisted in recommending the specific consideration payable in the merger, along with Community Trust and GB&T through arms-length negotiations. No other limitations were imposed by Community Trust on Morgan Keegan with respect to the investigations made or procedures followed by Morgan Keegan in rendering its opinion.

    The following is a summary of the principal analyses performed by Morgan Keegan in connection with its opinion.

  Summary Transaction Analysis

    Morgan Keegan reviewed the terms of the proposed transaction, including the consideration to be received and the aggregate transaction value. Morgan Keegan reviewed the implied value of the consideration offered based upon a market price per share of $17.77, which is the average of the closing price per share of GB&T common stock on the Nasdaq National Market (as reported by Bloomberg) during the trading day period from January 2, 2001 through March 9, 2001. This indicates an implied value of $13.97 per share of GB&T common stock (assuming 2,405,789 shares outstanding and an exchange ratio of 0.786 GB&T common stock shares for one share of Community Trust Common Stock, which includes any stock equivalents). The implied aggregate transaction value is $33.5 million. Morgan Keegan calculated that as of March 13, 2001, the aggregate transaction value represented 21.40% of the total assets of Community Trust at December 31, 2000, 2.11x Community Trust's stated book value at December 31, 2000 and 31.30x Community Trust's earnings for the year ended December 31, 2000.

   Contribution Analysis

    Morgan Keegan reviewed certain historical financial and operating information for Community Trust, GB&T and the pro forma combined entity resulting from the merger based on financial data provided by Community Trust and GB&T at December 31, 2000. Morgan Keegan analyzed the relative balance sheet contribution of Community Trust and GB&T for certain data to the combined company on a pro forma basis as of December 31, 2000. This analysis indicated that Community Trust would have contributed 30.5% to combined total assets, 28.4% to combined loans (net of allowances for loan losses), 30.0% to deposits and 38.2% to tangible equity. Morgan Keegan also analyzed the relative income statement contribution of Community Trust and GB&T for certain data to the combined company on a pro forma basis. This analysis indicated that Community Trust would have contributed 36.1% to combined net interest income for the twelve months ended December 31, 2000, 22.5% to combined pretax income and 24.9% to combined net income. After giving effect to the merger, the holders of outstanding Community Trust common stock would own approximately 40.6% of GB&T's outstanding shares.

  Comparable Company Analysis for Community Trust

    Morgan Keegan reviewed and compared certain financial information relating to Community Trust to corresponding financial information and ratios for eight publicly traded banks headquartered in the Southeast that it deemed to be comparable to Community Trust. The companies Morgan Keegan used for the purposes of this analysis were Appalachian Bancshares, Capital Bank Corporation, Crescent Banking Company, Eufala Bancorp, First Cherokee Bancshares, Georgia-Carolina Bancshares, Golden Isles Financial Holdings, and Pointe Financial Corporation. Morgan Keegan calculated a range of market multiples for these Community Trust comparable companies by dividing market value per share as of March 9, 2001, by each such company's twelve months earnings per share ended September 30, 2000 and by dividing market value by tangible book value reported September 30, 2000. For the twelve months results ended September 30, 2000, Morgan Keegan also compared certain ratios (including, among other things, return on latest assets; return on latest equity; loan loss reserve to total loans; total equity capital to total assets; and total loans to total deposits) of the comparable companies to those of Community Trust.

	Community Trust Comparable Company Table
	Market Value /
			Return on Latest Assets	Return on Latest Equity			Total Loans / Total Deposits
	LTM EPS	Tangible Book Value			LLR / Total Loans	Equity / Total Assets
High	729.83x	3.06x	1.27%	17.02%	2.41%	10.93%	123.71%
Low	11.14x	0.80x	(0.08)%	(0.64)%	0.71%	5.31%	86.81%
Mean	117.96x	1.46x	0.66%	8.17%	1.34%	8.39%	99.17%
Median	16.86x	1.35x	0.73%	8.06%	1.33%	9.02%	97.02%

Community Trust	NA	NA	0.74%	7.13%	1.53%	9.75%	90.98%

  Comparable Company Analysis for GB&T

    Morgan Keegan reviewed and compared certain financial information relating to GB&T to corresponding financial information, public market multiples and ratios for seven publicly traded banks that it deemed to be comparable to GB&T. The companies Morgan Keegan used for the purposes of this analysis were Commercial Bankshares, Community First Banking Company, Community Financial Group, FFLC Bancorp, Franklin Financial Corporation, Georgia Bank Financial Corporation and Savannah Bancorp. Morgan Keegan calculated a range of market multiples for the GB&T comparable companies by dividing market value per share as of March 9, 2001 by each comparable company's twelve months earnings per share ended December 31, 2000, and by dividing market value by tangible book value reported December 31, 2000. For the twelve months results ended December 31, 2000, Morgan Keegan also compared certain ratios (including, among other things, return on latest assets; return on latest equity; loan loss reserve to total loans; total equity capital to total assets; and total loans to total deposits) of the GB&T comparable companies to those of GB&T. Market multiples for GB&T are calculated using the average year-to-date closing price, as of March 9, 2001, of $17.77.

	Community Trust Comparable Company Table
	Market Value /
			Return on Latest Assets	Return on Latest Equity			Total Loans / Total Deposits
	LTM EPS	Tangible Book Value			LLR / Total Loans	Equity / Total Assets
High	18.71x	3.24x	1.37%	19.38%	1.74%	12.24%	119.16%
Low	11.00x	1.02x	0.82%	7.94%	0.45%	4.77%	68.44%
Mean	13.98x	1.89x	1.15%	14.14%	1.21%	8.38%	89.95%
Median	13.55x	1.87x	1.14%	15.43%	1.31%	8.33%	90.14%

GB&T Bancshares	16.96x	2.15x	0.98%	14.35%	1.27%	6.87%	99.32%

  Stock Return Analysis

    Morgan Keegan reviewed and analyzed the price performance and the historical trading volume for GB&T's common stock, as well as the indices of the GB&T comparable companies for each and the Nasdaq Bank Index, S&P Bank Index and S&P 500 Index.

    Compound Annual Growth Rate (as of March 9, 2001)

	1 Year	3 Year	5 Year	Volume(1)
GB&T	8.5%	1.5%	21.9%	0.02%
GB&T Comp Index	15.6%	(2.8)%	6.1%	0.06%
Nasdaq Bank Index	40.9%	(3.5)%	13.2%	NM
S&P Bank Index	37.3%	(1.7)%	13.0%	NM
S&P 500	(12.0)%	5.3%	14.3%	NM

(1)
Average daily volume divided by average diluted shares outstanding for the last 12 months

  Analysis of Selected Comparable Mergers and Acquisitions

    In order to assess market pricing for comparable mergers, Morgan Keegan reviewed overall merger transactions in the banking industry using seven different sets of parameters. Morgan Keegan selected:

  •
  107 transactions occurring between January 1, 2000 and March 9, 2001, involving selling banks located within the United States with total assets between $50 million and $300 million;

  •
  34 transactions occurring between January 1, 2000 and March 9, 2001, involving selling banks located within the Southeast with total assets between $50 million and $300 million;

  •
  6 transactions occurring between January 1, 2000 and March 9, 2001, involving selling banks located within Georgia with total assets between $50 million and $300 million;

  •
  33 transactions occurring between January 1, 2000 and March 9, 2001, involving selling banks located within the United States with an announced deal value between $25 million and $50 million;

  •
  13 transactions occurring between January 1, 2000 and March 9, 2001, involving selling banks located within the Southeast with an announced deal value between $25 million and $50 million;

  •
  4 transactions occurring between January 1, 2000 and March 9, 2001, involving selling banks located within Georgia with an announced deal value between $25 million and $50 million; and

  •
  16 transactions occurring between January 1, 2000 and March 9, 2001, involving selling banks located within the United States with total assets between $50 million and $300 million, return on latest assets between 0.5% and 1.0%, and return on latest equity less than 10%.

Because no transaction was considered identical to the merger, the medians of the overall transaction multiples were considered more relevant than the multiples for any specific transaction.

	Total Assets $50MM - $300MM			Deal Value $25MM - $50MM
	United States	Southeast	Georgia	United States	Southeast	Georgia	Similarly Performing Banks	GB&T Average*
Price/EPS(x)	19.35	21.65	23.33	20.20	23.81	23.33	23.98	31.30
Price/Book(x)	2.02	2.43	2.47	2.12	2.10	2.48	1.85	2.11
Price/Assets(%)	18.52	21.81	24.52	21.04	22.36	24.52	16.82	21.40
Price/Deposits(%)	21.35	24.91	28.84	24.04	25.77	29.87	19.55	27.88

*
based on deal value using year-to-date average closing price for GB&T of $17.77 (through March 9, 2001)

    No company or transaction used in the comparable companies and comparable transactions analyses for comparative purposes is identical to Community Trust or the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations concerning differences in financial and operating characteristics of the companies and other factors. Mathematical analysis (such as determining the average or median) is not, in itself, a meaningful method of using comparable company or transaction data.

  Discounted Cash Flow Analysis

    Morgan Keegan performed a discounted cash flow analysis of the projected cash flow available for dividends of Community Trust for fiscal years 2001 through 2005, based on projections provided by Community Trust management. Using this information, Morgan Keegan calculated a range of equity values for Community Trust based on the sum of (a) the present value of the cash flow available for dividends to Community Trust and (b) the present value of the estimated terminal value for Community Trust assuming that it was sold at the end of fiscal year 2005. In performing its discounted cash flow analysis, Morgan Keegan assumed, among other things, discount rates of 12.0% to 16.0% and terminal multiples of net income of 12.0x to 16.0x. Those discount rates and terminal multiples reflect Morgan Keegan's qualitative judgment concerning the specific risk associated with such an investment and the historical and projected operating performance of Community Trust. This analysis resulted in a range of $6.08 to $8.91 per share, with a median of $7.37 per share.

    The summary of the Morgan Keegan opinion set forth above does not purport to be a complete description of the analyses performed by Morgan Keegan. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Morgan Keegan believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or of the above summary, without considering all factors and analyses, would create an incomplete view of the process underlying the analyses set forth in the opinion. In addition, Morgan Keegan may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to represent the actual value of Community Trust or the combined company.

    In performing its analyses, Morgan Keegan made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Community Trust or GB&T. The analyses performed by Morgan Keegan are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Morgan Keegan's analysis of the fairness, from a financial point of view, of the consideration to be paid by GB&T. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future.

    As part of its investment banking business, Morgan Keegan is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for other various purposes. In the ordinary course of their business, Morgan Keegan serves as a market maker for Community Trust common stock and GB&T common stock and trade shares for our own account and the accounts of our customers. Accordingly, we may, at any time, hold long or short positions in GB&T common stock or Community Trust common stock.

    Community Trust will pay an aggregate of 1.00% of the total transaction consideration, which Community Trust estimates to be approximately $340,000, to Morgan Keegan in connection with the professional services rendered by Morgan Keegan, and the delivery of its opinion. Community Trust has also agreed to reimburse Morgan Keegan for its reasonable out-of-pocket expenses and to indemnify Morgan Keegan against certain liabilities, including liabilities under the federal securities laws.

Conduct of Business of Community Trust Pending Closing

    The merger agreement provides that, pending consummation of the merger, each party will, except with the written consent of the other party:

  •
  operate its business in the usual, regular, and ordinary course;

  •
  preserve intact its business organization and assets;

  •
  maintain its rights and franchises;

  •
  use its reasonable efforts to cause its representations and warranties contained in the merger agreement to be correct at all times; and

  •
  take no action that would reasonably be expected to:

  •
  adversely affect the ability of either party to obtain any consents required to consummate the merger; or

  •
  adversely affect, in any material respect, the ability of either party to perform their covenants and agreements regarding the merger.

    The merger agreement provides that, pending consummation of the merger, Community Trust will not, except with the written consent of GB&T:

  •
  amend its articles of incorporation, bylaws, or other governing instruments;

  •
  incur, other than in the ordinary course, any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $50,000;

  •
  repurchase, redeem, issue, sell, pledge, encumber, adjust, split, combine, reclassify, or otherwise acquire, exchange, or transfer (other than exchanges in the ordinary course under employee benefit plans or pursuant to the exercise of outstanding stock options), directly or indirectly, any shares, or any securities convertible into any shares, of its capital stock, or declare or pay any dividend or make any other distribution in respect of Community Trust's capital stock, except for a regular cash dividend in accordance with past practices (provided, however, that a second quarter dividend will not be declared by Community Trust for the second quarter of 2001 if the Community Trust shareholders will be eligible for a second quarter dividend from GB&T);

  •
  purchase any securities (other than government securities) or make any material investment in any entity or otherwise acquire direct or indirect control over any entity other than in connection with (a) foreclosures in the ordinary course of business, or (b) acquisitions of control in its fiduciary capacity;

  •
  sell, lease, mortgage or otherwise dispose of or encumber any asset having a book value in excess of $25,000, other than in the ordinary course of business;

  •
  grant any increase in compensation or benefits to any of its employees whose annual salary exceeds $35,000, except in accordance with past practice or previously approved by its Board of Directors; pay any severance or termination pay or any bonus other than pursuant to written policies or written contracts; enter into or amend any severance agreements with its officers; grant any general increase in compensation to all employees; grant any increase in fees or other increases in compensation or other benefits to its directors; or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits;

  •
  enter into or amend any employment contract between it and any person (unless such amendment is required by law) that it does not have the unconditional right to terminate without liability;

  •
  adopt any new employee benefit plan or make any material change in or to any existing employee benefit plans other than any such change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan;

  •
  make any significant change in any tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in tax laws or regulatory accounting requirements or generally accepted accounting principles;

  •
  commence any litigation other than in accordance with past practice, or settle any litigation involving any liability for money damages in excess of $50,000 or which imposes material restrictions upon its operations; or

  •
  except in the ordinary course of business, modify, amend, or terminate any material contract or waive, release, compromise, or assign any material rights or claims.

    In addition, the merger agreement provides that GB&T will not, pending consummation of the merger, amend its articles of incorporation or bylaws in a manner which is adverse to and discriminates against the holders of Community Trust common stock.

Interest of Management in the Transaction

    Except as set forth below, no director or officer of Community Trust, or any of their associates, has any direct or indirect material interest in the merger, except that those persons may own shares of Community Trust common stock which will be converted in the merger into GB&T common stock. The directors of GB&T currently anticipate that after the merger, one director of Community Trust will be elected to serve on GB&T's Board of Directors. GB&T and Community Trust do not anticipate that the merger will result in any material change in compensation to employees of Community Trust.

    GB&T has agreed in the merger agreement to provide employee benefits to Community Trust employees that are substantially similar to those GB&T currently provides to its employees and to indemnify each person entitled to indemnification by Community Trust for liabilities arising from acts or omissions arising prior to the effective date.

    In connection with the merger agreement, GB&T has agreed to assume certain obligations set forth in the existing employment agreements between Community Trust and certain employees of Community Trust, or its subsidiaries. In addition, GB&T has acknowledged that the merger will result in a "change-in-control", as that term is defined in each respective employment agreement, and accordingly, GB&T may be required to make certain severance payments to employees of Community Trust who choose to terminate their employment agreements as a result of the change-in-control.

    GB&T and Ronnie Austin, President of Community Trust, have agreed in connection with the merger agreement to make certain changes to Mr. Austin's employment agreement with Community Trust to amend the non-compete provisions contained therein in favor of Mr. Austin. The territory covered by the noncompetition covenant in Mr. Austin's employment agreement, currently 20 miles from the main office of Community Trust Bank and 15 miles from the location of each branch office of Community Trust Bank, will be reduced to 15 miles from the location of the main office of Community Trust Bank.

    Under the merger agreement, the vesting periods of all options to purchase the common stock of Community Trust will be accelerated such that each outstanding option to purchase shares of Community Trust Common Stock will be fully vested as of the effective time of the merger. Officers and directors, along with many other personnel of Community Trust, hold options that will be subject to such treatment.

    There are 840,182 shares, or 30.37%, of GB&T common stock held by its directors, executive officers, and their affiliates, all of which are entitled to vote on the merger. There are 408,746 shares, or 15.95%, of Community Trust common stock held by its directors, executive officers, and their affiliates, all of which are entitled to vote on this merger. All of the directors of Community Trust have agreed to vote their shares in favor of the merger.

Comparison of the Rights of Community Trust and GB&T Shareholders

    Upon completion of the merger, holders of Community Trust common stock (other than dissenting shareholders) will become shareholders of GB&T. Since GB&T and Community Trust are both organized under the laws of Georgia, any differences arise from differing provisions of the corporations' respective articles of incorporation and bylaws.

  Elimination of Director Liability

    The GB&T Articles of Incorporation do not provide for elimination of director liability to GB&T or its shareholders. However, the Community Trust Articles of Incorporation provide that a Community Trust director shall not be personally liable to Community Trust or its shareholders for monetary damages for breaches of duty of care or other duty as a director, except in certain circumstances.

  Composition of Board of Directors

    The Bylaws of Community Trust provide that its Board of Directors will consist of at least three, but not more than ten members, and the Board of Directors has set the number of Community Trust directors at eight. The Bylaws of Community Trust also provide that its Board of Directors will be divided into three classes. The Bylaws further provide that the members of each class will be elected for a term of three years and until their successors are elected and qualified, with one class of Directors being elected by ballot annually.

    The Bylaws of GB&T do not divide the members of GB&T's Board of Directors into classes. All members of the GB&T Board of Directors are elected annually, and serve for one-year terms and until their successors are elected and qualified.

Dividends

    GB&T declared a cash dividend of $.075 per share in the first quarter of 2001, and paid aggregate cash dividends of $.29 per share in 2000, $.25 per share in 1999 and $0.16 per share in 1998. Although GB&T intends to continue paying cash dividends following the merger, GB&T cannot guarantee that it will be able to make dividend payments in the future. The amount and frequency of any cash dividends will be determined by GB&T's Board of Directors after consideration of earnings, capital requirements, and the financial condition of GB&T. Additionally, GB&T's ability to pay cash dividends will depend on cash dividends paid to it by its subsidiary banks. The ability of those subsidiaries to pay dividends to GB&T is restricted by certain regulatory requirements.

    Community Trust paid a cash dividend of $.12 per share to its shareholders in 2000, and paid a per share cash dividend of $.12 in 1999, and $.12 in 1998. Except for regular cash dividends in accordance with past practices, Community Trust is prohibited under the merger agreement from paying dividends prior to the closing of the transaction without the prior written consent of GB&T. Community Trust has agreed not to declare any dividend for the second quarter of fiscal year 2001 if, at such time, Community Trust shareholders will be eligible to receive a second quarter dividend from GB&T.

    Whether the Community Trust shareholders approve the merger agreement, GB&T shareholders approve the issuance of GB&T common stock, and regardless of whether the merger is completed, the future dividend policy of GB&T and Community Trust will depend upon each company's respective earnings, financial condition, appropriate legal restrictions, and other factors relevant at the time the respective Boards of Directors consider whether to declare dividends.

Accounting Treatment

    GB&T will account for the merger as a "pooling of interests" transaction in accordance with generally accepted accounting principles. Under this accounting method, the assets and liabilities of Community Trust will be carried forward at their recorded amounts and GB&T will restate its operating results to include Community Trust's operating results as if the companies had always been combined. The unaudited pro forma financial information contained in this joint proxy statement/prospectus has been prepared using the pooling of interests accounting method to account for the merger.

Resales of GB&T Stock by Directors and Officers of Community Trust

    Although GB&T has registered the GB&T common stock to be issued in the merger under the Securities Act of 1933, the former directors, officers, and shareholders of Community Trust who are deemed to be affiliates of GB&T may not resell the GB&T common stock received by them unless those sales are made pursuant to an effective registration statement under the Securities Act of 1933, or under Rules 144 and 145 of the Securities Act, or another exemption from registration under the Securities Act. Rules 144 and 145 limit the amount of GB&T common stock or other equity securities of GB&T that those persons may sell during any three month period, and require that certain current public information with respect to GB&T be available and that the GB&T common stock be sold in a broker's transaction or directly to a market maker in GB&T common stock.

Regulatory Approvals

    The Board of Governors of the Federal Reserve System will be required to approve the merger. In determining whether to grant that approval, the Federal Reserve will consider the effect of the merger on the financial and managerial resources and future prospects of the companies and banks concerned and the convenience and needs of the communities to be served.

    The Department of Banking and Finance of the State of Georgia must also approve the merger. The Department of Banking and Finance's review of the application will not include an evaluation of the proposed transaction from the financial perspective of the individual shareholders of Community Trust. Further, no shareholder should construe an approval of the application by the Department of Banking and Finance to be a recommendation that the shareholders vote to approve the proposal. Each shareholder entitled to vote should evaluate the proposal to determine the personal financial impact of the completion of the proposed transaction. Shareholders not fully knowledgeable in such matters are advised to obtain the assistance of competent professionals in evaluating all aspects of the proposal including any determination that the completion of the proposed transaction is in the best financial interest of the shareholder.

Rights of Dissenting Shareholders

  GB&T Shareholders

    GB&T shareholders are not entitled to dissenters' rights under the Georgia Business Corporation Code in connection with the merger.

  Community Trust Shareholders

    Community Trust is a corporation organized under the laws of the State of Georgia, and its principal place of business and executive offices are in the State of Georgia. Georgia law confers certain rights upon shareholders of corporations organized under its laws to demand payment for the fair value of all of their shares, and it establishes procedures for the exercise of those rights. These rights of shareholders are referred to herein as "dissenters' rights."

    If the merger is completed, under Article 13 of the Georgia Business Corporation Code, a Community Trust shareholder who dissents from the merger, and who otherwise complies with the provisions of Article 13, is entitled to demand and receive payment in cash of an amount equal to the fair value of all, but not less than all, of such holder's shares of Community Trust common stock.

    A dissenting shareholder of Community Trust must exercise his or her dissenters' rights with respect to all of the shares he or she owns, except for those shares registered in the dissenting shareholder's name but beneficially owned by another person. If a dissenting shareholder of Community Trust has shares registered in his or her name that are beneficially owned by another person, the dissenting shareholder may assert dissenters' rights for less than all of the shares registered in his or her name, but only if he or she notifies Community Trust in writing of the name and address of each person on whose behalf he or she asserts dissenters' rights. For the purpose of determining the amount to be received in connection with the exercise of statutory dissenters' rights under the Georgia Business Corporation Code, Georgia law provides that the fair value of a dissenting Community Trust shareholder's common stock equals the value of the shares immediately before the effective date of the merger, excluding any appreciation or depreciation in anticipation of the merger.

    A Community Trust shareholder who chooses to dissent from the merger and to receive payment of the fair value of his or her shares of Community Trust common stock in accordance with the requirements of the Georgia Business Corporation Code must:

    •
    deliver to Community Trust, prior to the time the shareholder vote on the merger agreement is taken, a written notice of his or her intent to demand payment for his or her shares if the merger is completed; and

    •
    not vote his or her shares in favor of the merger agreement.

    A filing of the written notice of intent to dissent with respect to the merger should be sent to: Angel Byrd, Corporate Secretary, Community Trust Financial Services Corporation, 342 Marietta Highway, Suite 110, Hiram, Georgia 30141. A vote against the merger agreement alone will not satisfy the requirements for compliance with Article 13 of the Georgia Business Corporation Code. A shareholder who wishes to dissent from the merger must, as an initial matter, separately comply with all of the conditions listed above.

    Within ten days after the vote of Community Trust shareholders is taken at the special meeting, Community Trust will provide to each shareholder who timely submitted a written notice of intent to dissent, and who did not vote in favor of the merger at the special meeting, a dissenters' notice that:

    •
    states where the dissenting shareholder is to send his or her payment demand, and where the certificates for the dissenting shareholder's shares, if any, are to be deposited;

    •
    informs holders of uncertificated shares of Community Trust common stock to what extent transfer of the shares will be restricted after the payment demand is received;

    •
    sets a date by which Community Trust must receive the dissenting shareholder's payment demand; and

    •
    is accompanied by a copy of Article 13 of the Georgia Business Corporation Code.

    Following receipt of the dissenters' notice, each dissenting Community Trust shareholder must deposit his or her Community Trust share certificates and demand payment from Community Trust in accordance with the terms of the dissenters' notice. A dissenting shareholder who does not deposit his or her share certificates and demand payment from Community Trust by the date set forth in the dissenters' notice will forfeit his or her right to payment under Article 13 of the Georgia Business Corporation Code.

    Within ten days after the later of the date that the vote of Community Trust shareholders is taken at the special meeting, or the date on which Community Trust receives a payment demand, Community Trust will send a written offer to each shareholder who complied with the provisions set forth in the dissenters' notice to pay each such shareholder an amount that Community Trust estimates to be the fair value of his or her shares, plus accrued interest. The offer of payment will be accompanied by:

    •
    Community Trust's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of making an offer, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

    •
    an explanation of how any interest was calculated;

    •
    a statement of the dissenting shareholder's right to demand payment of a different amount under Section 14-2-1327 of the Georgia Business Corporation Code; and

    •
    a copy of Article 13 of the Georgia Business Corporation Code.

    If the dissenting shareholder chooses to accept Community Trust's offer of payment, he or she must do so by written notice to Community Trust within 30 days after receipt of Community Trust's offer of payment. A dissenting shareholder will be deemed to have accepted the offer of payment if he or she does not respond to that offer within the 30-day period. Community Trust must make payment to each shareholder who responds to the offer of payment within 60 days after the making of the offer of payment, or the effective date of the merger, whichever is later. Upon payment, the dissenting shareholder will cease to have any interest in his or her shares of Community Trust common stock.

    If within 30 days after Community Trust offers payment for the shares of a dissenting shareholder, the dissenting shareholder does not accept the estimate of fair value of his or her shares and interest due thereon and demands payment of his or her own estimate of the fair value of the shares and interest due thereon, then Community Trust, within 60 days after receiving the payment demand of a different amount from a dissenting shareholder, must file an action in the Superior Court in Paulding County, Georgia, requesting that the fair value of those shares be determined. Community Trust must make all dissenting shareholders whose demands remain unsettled parties to the proceeding. If Community Trust does not commence the proceeding within that 60-day period, it will be required to pay each dissenting shareholder whose demand remains unsettled the amount demanded by the dissenting shareholder.

    Community Trust urges its shareholders to read all of the dissenter's rights provisions of the Georgia Business Corporation Code, which are reproduced in full in Appendix B to this joint proxy statement/prospectus and which are incorporated by reference into this joint proxy statement/prospectus.

Material Federal Income Tax Consequences of the Merger and Opinion of Tax Counsel

    Community Trust has received an opinion from Hulsey, Oliver & Mahar, LLP to the effect that, assuming the merger is completed in accordance with the terms of the merger agreement:

  •
  The merger of Community Trust into GB&T and the issuance of shares of GB&T common stock, as described herein and in the merger agreement, will constitute a tax-free reorganization under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended;

  •
  Holders of Community Trust common stock will not recognize any gain or loss upon the exchange of that stock for GB&T common stock as a result of the merger;

  •
  Holders of Community Trust common stock will recognize gain or loss pursuant to Section 302 of the Internal Revenue Code upon their receipt of cash instead of fractional shares of GB&T common stock and upon their receipt of cash pursuant to their exercise of dissenter's rights;

  •
  Community Trust will not recognize any gain or loss as a result of the merger;

  •
  The aggregate tax basis of the GB&T common stock received by shareholders of Community Trust pursuant to the merger will be the same as the tax basis of the shares of Community Trust common stock exchanged therefor, decreased by any portion of that tax basis allocated to fractional shares of GB&T common stock that are treated as redeemed by GB&T;

  •
  The holding period of the shares of GB&T common stock received by the shareholders of Community Trust will include the holding period of the shares of Community Trust common stock exchanged therefor, provided that the Community Trust common stock is held as a capital asset on the date of completion of the merger; and

  •
  The assumption by GB&T of Community Trust's outstanding incentive stock options will not have an adverse effect on the tax qualifications of such options.

    No ruling will be requested from the Internal Revenue Service with respect to any Federal income tax consequences of the merger.

    The foregoing tax opinion and the preceding discussion relate to the material Federal income tax consequences of the merger to Community Trust shareholders. Community Trust shareholders are advised to consult their own tax advisors as to any state, local, or other tax consequences of the merger.

INFORMATION ABOUT GB&T BANCSHARES, INC.

    GB&T was incorporated under the laws of the State of Georgia in 1998. All of GB&T's activities are currently conducted through its wholly-owned subsidiaries, Gainesville Bank & Trust, which was organized as a Georgia banking corporation in 1987, and United Bank & Trust, which was acquired as a result of a merger with UB&T Financial Services Corporation in March 2000.

    At December 31, 2000, GB&T had total consolidated assets of approximately $356 million, total loans of approximately $275 million, total deposits of approximately $281 million, and shareholders' equity of $25 million. Financial and other information relating to GB&T, including information relating to GB&T's current directors and executive officers, are set forth in GB&T's Form 10-K for the year ended December 31, 2000. GB&T's Form 10-K is enclosed with this joint proxy statement/prospectus.

Recent Developments

    In January 2001, Gainesville Bank & Trust, a subsidiary of GB&T, entered into a contract for the purchase of an outparcel in Thompson Bridge Commons, a new shopping center in Gainesville, Georgia. Approval has been obtained from regulatory authorities for the development of an additional branch site for Gainesville Bank & Trust at that location. GB&T has not yet made a decision as to when development of the branch site will begin.

    On April 17, 2001, GB&T announced its earnings and certain other financial data as of and for the quarter ended March 31, 2001. GB&T had net income for the first quarter of fiscal 2001 of $716,000, or $.26 per basic share, compared to $606,000, or $.22 per basic share for the first quarter of fiscal 2000. As of March 31, 2001, GB&T reported total assets of $373 million, a 17% increase over the $318 million in total assets reported at March 31, 2000.

Description of Securities

    The following is a summary of material provisions of GB&T's common stock:

    General.  The authorized capital stock of GB&T currently consists of 10,000,000 shares of common stock, par value $5.00 per share. As of March 16, 2001, 2,766,763 shares of common stock were issued and outstanding. Additionally, there are presently exercisable options to acquire 273,925 shares of GB&T common stock issued and outstanding. In this joint proxy statement/prospectus, holders of GB&T's common stock are being asked to consider and vote upon a proposal to increase the number of authorized shares of GB&T common stock from 10,000,000 shares to 20,000,000 shares. Information regarding this proposal is set forth under the heading "Proposal to Amend the Articles of Incorporation of GB&T to Increase the Number of Authorized Shares of Common Stock."

    Common Stock.  All voting rights are vested in the holders of the common stock. Each holder of common stock is entitled to one vote per share on any issue requiring a vote at any meeting. The shares do not have cumulative voting rights. All shares of GB&T common stock are entitled to share equally in any dividends that GB&T's Board of Directors may declare on GB&T common stock from sources legally available for distribution. The determination and declaration of dividends is within the discretion of GB&T's Board of Directors. Upon liquidation, holders of GB&T common stock will be entitled to receive on a pro rata basis, after payment or provision for payment of all debts and liabilities of GB&T, all assets of GB&T available for distribution, in cash or in kind. GB&T's Articles of Incorporation grant preemptive rights to the holders of GB&T common stock.

    The outstanding shares of GB&T common stock are, and the shares of GB&T common stock to be issued by GB&T in connection with the merger will be, duly authorized, validly issued, fully paid and nonassessable.

    Transfer Agent and Registrar.  The Transfer Agent and Registrar for GB&T's common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 67616-3672.

INFORMATION ABOUT
COMMUNITY TRUST FINANCIAL SERVICES CORPORATION

    Community Trust was incorporated under the laws of the State of Georgia in 1988 at the direction of Community Trust Bank, which was organized as a Georgia banking corporation in 1987, for the purpose of becoming a bank holding company for Community Trust Bank. The primary activity of Community Trust is to own and operate Community Trust Bank. In addition, Community Trust has invested in three non-bank subsidiaries: Community Loan Company; Cash Transactions, LLC; and Metroplex Appraisals, Inc. Community Loan Company engages in the consumer finance business through its ten offices located in north Georgia. Cash Transactions, which is 49% owned by Community Trust, engages in the business of providing automated teller machines to retail establishments. Metroplex performs appraisals of residential and commercial real estate for Community Trust Bank and other institutions.

    At December 31, 2000, Community Trust had total consolidated assets of approximately $157 million, total loans of approximately $109 million, total deposits of approximately $120 million, and shareholders' equity of $16 million. Financial and other information relating to Community Trust, including information relating to Community Trust's current directors and executive officers, are set forth in Community Trust's Form 10-KSB for the year ended December 31, 2000. Community Trust's Form 10-KSB is enclosed with this joint proxy statement/prospectus.

Recent Developments

    On April 23, 2001, Community Trust announced its earnings and certain other financial data as of and for the quarter ended March 31, 2001. Community Trust had net income for the first quarter of fiscal 2001 of $230,985, or $.10 per basic share, compared to $49,983, or $.02 per diluted share for the first quarter of fiscal 2000. As of March 31, 2001, Community Trust reported total assets of $155 million, a 9.89% increase over the $141 million in total assets reported at March 31, 2000.

FOR GB&T SHAREHOLDERS ONLY

Proposal to Amend the Articles of Incorporation of GB&T
to Increase the Number of Authorized Shares of Common Stock

    The Board of Directors of GB&T believes that it would be in GB&T's best interests and the best interests of GB&T's shareholders for GB&T's Articles of Incorporation to be amended to increase the number of authorized shares of common stock, par value $5.00 per share, from 10,000,000 to 20,000,000 shares. On March 31, 2001, GB&T had 2,766,763 shares outstanding, and a total of 330,155 shares reserved for issuance in connection with its Stock Option Plan of 1992 and Stock Option Plan of 1997. In addition, in connection with the acquisition of Community Trust, GB&T has proposed the issuance of an additional 1,890,951 shares of its common stock, and the grant of options to purchase up to 279,125 shares of its common stock. Accordingly, following the acquisition of Community Trust, GB&T will have a total of 4,733,006 authorized but unissued shares of common stock uncommitted to any specific purpose.

Purpose of Authorizing Additional Common Stock

    The Board of Directors of GB&T believes it is in GB&T's best interests and the best interests of GB&T's shareholders to increase the number of authorized shares of common stock because, following the acquisition of Community Trust, 5,266,994 shares of the 10,000,000 shares of common stock currently authorized will be outstanding or reserved for issuance. The Board of Directors of GB&T believes that the 4,733,006 shares that will remain available for use could be insufficient to enable GB&T to act quickly to take advantage of various business opportunities, including acquisitions, financings, raising additional capital, stock splits and dividends, compensation plans, and other corporate purposes.

Effect of Proposal

    If this proposal is approved, the Board of Directors of GB&T will have the authority to issue the additional authorized shares to the persons and for the consideration as it may determine without further action by the shareholders (other than as required by law). Any issues of additional common stock could have the effect of discouraging an attempt to acquire control of GB&T. For example, stock could be issued to persons, firms, or entities known to be friendly to management. An issuance of common stock at a price below the book value per share will have a dilutive effect on the book value of the outstanding shares of GB&T's common stock and may also have a dilutive effect on earnings per share and the relative voting power of current shareholders. The issuance of common stock in a merger or acquisition may also have a dilutive effect. Except as set forth in the preceding paragraph, GB&T does not currently have any material commitments, arrangements, or understanding which would require the issuance of additional shares of common stock.

    The Board of Directors of GB&T does not believe that an increase in the number of authorized shares of common stock will have a significant impact on any attempt to gain control of GB&T. It is possible, however, that the availability of authorized but unissued shares of common stock could discourage third parties from attempting to gain control because GB&T's Board of Directors could authorize the issuance of shares of common stock in a manner that could dilute the voting power of a person attempting to acquire control of GB&T, increase the cost of acquiring such control or otherwise hinder such efforts. GB&T is not aware of any present threat or attempt to gain control of GB&T, and this proposal is not in response to any such action nor is it being presented with the intent that it be utilized as a type of anti-takeover device.

    If this proposal is adopted, the text of the first paragraph of Article II in GB&T's Articles of Incorporation would be amended to read as follows:

      The aggregate number of shares which the Corporation shall have the authority to issue is twenty million (20,000,000), all of which shall be common shares of one class only, each share having a par value of five ($5.00) dollars per share.

Vote Required For Approval

    The affirmative vote of holders of a majority of the outstanding shares of our common stock on the record date is required to approve the amendment. Accordingly, any abstention or broker non-vote will count as a vote against the proposal.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

GB&T Bancshares, Inc.

    No executive officer or director has any substantial interest in any matter to be acted upon at the Special Meeting of GB&T Shareholders.

Community Trust Financial Services Corporation

    Interests of executive officers and directors of Community Trust in the proposed merger are discussed above under the heading "Details of the Proposed Merger—Interest of Management in the Transaction," at page 36.

LEGAL MATTERS

    Hulsey, Oliver & Mahar, LLP counsel to GB&T, will provide an opinion as to: (a) the legality of the GB&T common stock to be issued in connection with the merger; and (b) the income tax consequences of the merger. As of the date of this joint proxy statement/prospectus, members of Hulsey, Oliver & Mahar own an aggregate of 84,792 shares of GB&T common stock.

    Miller & Martin LLP has acted as counsel to Community Trust in connection with certain legal matters relating to the proposed merger.

EXPERTS

    The audited consolidated financial statements of GB&T and its subsidiaries included or incorporated by reference in this joint proxy statement/prospectus and elsewhere in the registration statement have been audited by Mauldin & Jenkins, LLC, independent certified public accountants, as indicated in its related audit reports, and are included on the authority of that firm as experts in giving those reports.

    The audited consolidated financial statements of Community Trust and its subsidiaries included or incorporated by reference in this joint proxy statement/prospectus and elsewhere in the registration statement have been audited by Porter Keadle Moore, LLP, independent certified public accountants, as indicated in its related audit reports, and are included on the authority of that firm as experts in giving those reports.

OTHER MATTERS

GB&T Bancshares, Inc.

    Management of GB&T knows of no other matters which may be brought before the special shareholders' meeting. If any matter other than the proposed issuance of common stock in connection with the merger, the proposal to increase the number of authorized shares of GB&T common stock, or related matters should properly come before the special meeting, however, the persons named in the enclosed proxies will vote the proxies in accordance with their judgment on those matters.

Community Trust Financial Services Corporation

    Management of Community Trust knows of no other matters which may be brought before the special shareholders' meetings. If any matter other than the proposed merger or related matters should properly come before the special meeting, however, the persons named in the enclosed proxies will vote proxies in accordance with their judgment on those matters.

APPENDIX A

AGREEMENT AND PLAN OF REORGANIZATION

A-1

APPENDIX B

GEORGIA DISSENTERS' RIGHTS STATUTE

14-2-1301. Definitions.

    As used in this article, the term:

    (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

    (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

    (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

    (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

    (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

    (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

    (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

    (8) "Shareholder" means the record shareholder or the beneficial shareholder. (Code 1981, § 14-2-1301, enacted by Ga. L. 1988, p. 1070, § 1; Ga. L. 1993, p. 1231, § 16.)

14-2-1302. Right to dissent.

    (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

      (1) Consummation of a plan of merger to which the corporation is a party:

        (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or 14-2-1104 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

        (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

      (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

      (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

      (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

        (A) Alters or abolishes a preferential right of the shares;

        (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

        (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

        (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

        (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

        (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

      (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

    (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's rights.

    (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

      (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

      (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise. (Code 1981, § 14-2-1302, enacted by Ga. L. 1988, p. 1070, § 1; Ga. L. 1989, p. 946, § 58; Ga. L. 1999, p. 405, § 11.)

14-2-1303. Dissent by nominees and beneficial owners.

    A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders. (Code 1981, § 14-2-1303, enacted by Ga. L. 1988, p. 1070, § 1.)

14-2-1320. Notice of dissenters' rights.

    (a) If proposed corporate action creating dissenters' rights under Code Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

    (b) If corporate action creating dissenters' rights under Code Section 14- 2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14- 2-1322 no later than ten days after the corporate action was taken. (Code 1981, § 14-2-1320, enacted by Ga. L. 1988, p. 1070, § 1; Ga. L. 1993, p. 1231, § 17.)

14-2-1321. Notice of intent to demand payment.

    (a) If proposed corporate action creating dissenters' rights under Code Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

      (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

      (2) Must not vote his shares in favor of the proposed action.

    (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article. (Code 1981, § 14-2-1321, enacted by Ga. L. 1988, p. 1070, § 1.)

14-2-1322. Dissenters' notice.

    (a) If proposed corporate action creating dissenters' rights under Code Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

    (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

      (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

      (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

      (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

      (4) Be accompanied by a copy of this article. (Code 1981, § 14-2-1322, enacted by Ga. L. 1988, p. 1070, § 1.)

14-2-1323. Duty to demand payment.

    (a) A record shareholder sent a dissenters' notice described in Code Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

    (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

    (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article. (Code 1981, § 14-2-1323, enacted by Ga. L. 1988, p. 1070, § 1.)

14-2-1324. Share restrictions.

    (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

    (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action. (Code 1981, § 14-2-1324, enacted by Ga. L. 1988, p. 1070, § 1.)

14-2-1325. Offer of payment.

    (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

    (b) The offer of payment must be accompanied by:

      (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

      (2) A statement of the corporation's estimate of the fair value of the shares;

      (3) An explanation of how the interest was calculated;

      (4) A statement of the dissenter's right to demand payment under Code Section 14-2-1327; and

      (5) A copy of this article.

    (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later. (Code 1981, § 14-2-1325, enacted by Ga. L. 1988, p. 1070, § 1; Ga. L. 1989, p. 946, § 59; Ga. L. 1993, p. 1231, § 18.)

14-2-1326. Failure to take action.

    (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

    (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure. (Code 1981, § 14-2-1326, enacted by Ga. L. 1988, p. 1070, § 1; Ga. L. 1990, p. 257, § 20.)

14-2-1327. Procedure if shareholder dissatisfied with payment or offer.

    (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

      (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

      (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

    (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

    (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

      (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

    (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due. (Code 1981, § 14-2-1327, enacted by Ga. L. 1988, p. 1070, § 1; Ga. L. 1989, p. 946, § 60; Ga. L. 1990, p. 257, § 21; Ga. L. 1993, p. 1231, § 19.)

14-2-1330. Court action.

    (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

    (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

    (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or statutory overnight delivery or by publication, or in any other manner permitted by law.

    (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

    (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment. (Code 1981, § 14-2-1330, enacted by Ga. L. 1988, p. 1070, § 1; Ga. L. 1989, p. 946, § 61; Ga. L. 1993, p. 1231, § 20; Ga. L. 2000, p. 1589, § 3.)

14-2-1331. Court costs and counsel fees.

    (a) The court in an appraisal proceeding commenced under Code Section 14- 2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

    (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

      (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

      (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

    (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited. (Code 1981, § 14-2-1331, enacted by Ga. L. 1988, p. 1070, § 1.)

14-2-1332. Limitation of actions.

    No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322. (Code 1981, § 14-2-1332, enacted by Ga. L. 1988, p. 1070, § 1.)

APPENDIX C

OPINION OF MORGAN KEEGAN & COMPANY, INC.

March 13, 2001

Board of Directors
Community Trust Financial Services Corporation
342 Marietta Highway, Suite 100
Hiram, GA 30141

Ladies and Gentlemen:

    You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Community Trust Financial Services Corporation (the "Company") of the Exchange Ratio in connection with its proposed merger with GB&T Bancshares, Inc. ("GB&T") (the "Transaction") pursuant to and in accordance with the terms of the Agreement and Plan of Reorganization (the "Agreement") entered into by and between GB&T and the Company. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Agreement.

    You have advised us that, pursuant to the Agreement, the Company will merge with and into GB&T (the "Merger") and that the Company's banking subsidiary will become a wholly owned bank subsidiary of GB&T. Each share of the Company's Common Stock (excluding shares held by Company shareholders who have perfected their dissenters' rights of appraisal) issued and outstanding at the Effective Time shall be converted into 0.786 shares of GB&T Common Stock. In addition, each stock option outstanding shall be converted at the above Exchange Ratio into and become rights with respect to GB&T Common Stock.

    Morgan Keegan & Company, Inc. ("Morgan Keegan"), as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for various purposes. We have been retained by the Board of Directors of the Company to serve as its financial advisor. Morgan Keegan will receive a fee for serving as financial advisor and for rendering this opinion. In addition, the Company has agreed to indemnify Morgan Keegan for certain potential liabilities arising out of the rendering of this opinion. We have not advised any party in connection with the Transaction other than the Company and we make no recommendation to the shareholders of the Company.

    In connection with our opinion, we have (1) reviewed the Agreement; (2) held discussions with various members of management and representatives of the Company and GB&T concerning each company's historical and current operations, financial condition and prospects; (3) reviewed historical consolidated financial and operating data that was publicly available or furnished to us by the Company and GB&T; (4) reviewed internal financial analyses, financial and operating forecasts, to the extent publicly available, reports and other information prepared by officers and representatives of the Company; (5) reviewed certain publicly available information with respect to certain other companies that we believe to be comparable to the Company and GB&T and the trading markets for such other companies' securities; (6) reviewed certain publicly available information concerning the terms of certain other transactions that we deemed relevant to our inquiry; (7) considered the relative contributions of the Company and GB&T to the combined company; and (8) conducted such other financial studies, analyses and investigations as we deemed appropriate for the purpose of this opinion.

    In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided us or publicly

C-1

available and have assumed and relied upon the representations and warranties of the Company and GB&T contained in the Agreement. We have not been engaged to, and have not independently attempted to, verify any of such information. We have also relied upon the managements of the Company and GB&T as to the reasonableness and achievabililty of the financial and operating projections and the assumptions and bases therefor provided to us and, with your consent, we have assumed that such projections reflect the best currently available estimates and judgments of such respective managements of the Company and GB&T and that such projections and forecasts will be realized in the amounts and time periods currently estimated by the managements of the Company and GB&T. We have not been engaged to assess the achievability of such projections or the assumptions on which they were based and express no view as to such projections or assumptions. In addition, we have not conducted a physical inspection or appraisal of any of the assets, properties or facilities of either the Company or GB&T nor have we been furnished with any such evaluation or appraisal. We have also assumed that the conditions to the Transaction would be consummated on a timely basis in the manner contemplated in the Agreement. Our opinion is based upon analyses of the foregoing factors in light of our assessment of general economic, financial and market conditions as they exist and can be evaluated by us as of the date hereof. We express no opinion as to the price or trading range at which shares of GB&T Common Stock will trade following the date hereof, or the price or trading range at which GB&T Common Stock will trade upon completion of the Transaction.

    Morgan Keegan has previously provided investment banking and fixed income services to the Company through our subsidiary Knox, Wall. In the ordinary course of our business, we serve as a market maker for GB&T Common Stock and trade shares for our own account and the accounts of our customers. Accordingly, we may at any time hold long or short positions in GB&T Common Stock.

    It is understood that this opinion is not to be quoted or referred to, in whole or in part (including excerpts or summaries), in any filing, report, document, release or other communication used in connection with the Transaction (unless required to be quoted or referred to by applicable regulatory requirements), nor shall this opinion be used for any other purposes, without our prior written consent, which consent shall not be unreasonably withheld. Furthermore, our opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote at the shareholders' meeting to be held in connection with the Transaction.

    Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the Company's shareholders.

                      Yours very truly,
                      /s/ MORGAN KEEGAN & COMPANY, INC.

C-2

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

    The Articles of Incorporation of GB&T Bancshares, Inc., as amended, provide that GB&T may indemnify or obligate itself to indemnify its officers and directors for their actions to the fullest extent permitted under the Georgia Business Corporation Code. Article Nine of GB&T's bylaws provides that GB&T may indemnify or reimburse any person for reasonable expenses actually incurred in connection with any action, suit, or proceeding, whether civil or criminal, to which such person is made a party by reason of his or her position as a director, trustee, officer, employee, or agent of GB&T, or by reason of such person serving, at the request of GB&T, as a director, trustee, officer, employee, or agent of another firm, corporation, trust, or other organization or enterprise. However, GB&T will not indemnify any such person in relation to any matter as to which he or she is adjudged guilty or liable of gross negligence, willful misconduct or criminal acts in the performance of his or her duties to GB&T, or to any firm, corporation, trust, or other organization or enterprise with which such person was engaged at the request of GB&T. In addition, GB&T will not indemnify any such person with respect to any matter that has been the subject of a compromise settlement, unless indemnification is approved by: (a) a court of competent jurisdiction; (b) the holders of a majority of the outstanding shares of capital stock of GB&T; or (c) a majority of disinterested directors then in office.

    Article Nine of GB&T's bylaws further authorizes GB&T, upon approval by GB&T's Board of Directors, to pay expenses in advance of final disposition of any action, suit or proceeding involving a director, trustee, officer, employee, or agent if such person submits an undertaking to GB&T that he or she will repay such amount unless it is ultimately determined that he or she was entitled to such amount under Article Nine.

    As provided under Georgia law, the liability of a director may not be eliminated or limited (a) for any appropriation, in violation of his duties, of any business opportunity of GB&T, (b) for acts or omissions which involve intentional misconduct or a knowing violation of law, (c) for unlawful corporate distributions or (d) for any transaction from which the director received an improper benefit.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

    GB&T's directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

Item 21. Exhibits and Financial Statement Schedules.

  (a)
  Exhibits.

Exhibit		Description of Exhibit
2.1	—	Agreement and Plan of Reorganization by and between GB&T Bancshares, Inc. and Community Trust Financial Services Corporation, dated as of March 16, 2001.
3.1	—	Articles of Incorporation of GB&T, dated August 14, 1997 (incorporated herein by reference from GB&T's Registration Statement on Form S-3, filed on September 24, 1998).
3.2	—	Articles of Amendment of GB&T, dated July 8, 1998 (incorporated herein by reference from GB&T's Registration Statement on Form S-3, filed on September 24, 1998).

3.3	—	Bylaws of GB&T, as amended (incorporated herein by reference from GB&T's Registration Statement on Form S-3, filed on September 24, 1998).
4.1	—	See Exhibits 3.1 and 3.2 for provisions of Articles of Incorporation and Bylaws, as amended, which define the rights of the Shareholders.
4.2	—	Form of certificate for GB&T Common Stock.
5*	—	Opinion and Consent of Hulsey, Oliver & Mahar, LLP
8	—	Opinion and Consent of Hulsey, Oliver & Mahar, LLP as to the federal income tax consequences to the merger.
10.1	—	Dividend Reinvestment and Share Purchase Plan of GB&T (incorporated herein by reference from GB&T's Registration Statement on Form S-3, filed on September 24, 1998).
10.2	—
Agreement and Plan of Reorganization, dated as of October 14, 1999, by and between GB&T Bancshares, Inc. and UB&T Financial Services Corporation (incorporated herein by reference from GB&T's Registration Statement on Form S-4, filed on December 20, 1999).
21	—	Subsidiaries of GB&T.
23.1	—	Consent of Mauldin & Jenkins, LLC
23.2	—	Consent of Porter Keadle Moore, LLP
23.3	—	Consent of Morgan Keegan & Company, Inc.
23.4	—	Consent of Hulsey Oliver & Mahar, LLP (included as part of Exhibits 5 and 8).
24	—	Power of Attorney (included on the Signature Page to the Registration Statement).

*
To be filed by amendment.

(b)
Financial Statement Schedules.

    No financial statements schedules are required to be filed as part of this Registration Statement.

Item 22. Undertakings

    (a) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (b) The undersigned registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (a) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, GB&T Bancshares, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gainesville, State of Georgia, on April 24, 2001.

GB&T BANCSHARES, INC.
By:	/s/ RICHARD A. HUNT Richard A. Hunt President

POWER OF ATTORNEY

    Know all men by these presents, that each person whose signature appears below constitutes and appoints Richard A. Hunt and Gregory L. Hamby, or either of them, as attorney-in-fact, with each having the power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement on Form S-4 and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on April 24, 2001.

Signature	Title

/s/ RICHARD A. HUNT Richard A. Hunt	President and Director (Principal Executive Officer)
/s/ GREGORY L. HAMBY Gregory L. Hamby	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ F. ABIT MASSEY F. Abit Massey	Chairman and Director
/s/ PHILLIP A. WILHEIT Phillip A. Wilheit	Vice Chairman and Director
Donald J. Carter	Director
[Signatures continued on next page]

[Signatures continued from previous page]
/s/ DR. JOHN W. DARDEN Dr. John W. Darden	Director
/s/ BENNIE E. HEWETT Bennie E. Hewett	Director
/s/ JOHN E. MANSFIELD, SR. John E. Mansfield, Sr.	Director
/s/ SAMUEL L. OLIVER Samuel L. Oliver	Director
/s/ ALAN A. WAYNE Alan A. Wayne	Director
James L. Lester	Director

REVOCABLE PROXY
GB&T BANCHSARES, INC.

/x/  PLEASE MARK VOTES AS IN THIS EXAMPLE

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF THE COMPANY

    The undersigned, being a stockholder of the Common Shares of GB&T Bancshares, Inc. (the "Company"), acknowledges receipt of the notice of the special meeting of stockholders of the Company to be held on      , 2001, and the within proxy statement, and appoints Alan A. Wayne and Philip A. Wilheit, and either of them, the attorneys of the undersigned, with power of substitution, for and in the name of the undersigned, to vote as proxies for the undersigned to the number of shares of Common Stock the undersigned would be entitled to vote if personally present at the special meeting of the Company, as stated, and at any adjournment and adjournments thereof, and to vote all shares of Common Stock held by the undersigned and entitled to be voted upon the following matters (Management recommends a "For" vote on each item):

		For	With-Hold	Abstain
1.	Approval of the issuance of 1,890,951 shares of Common Stock in connection with the Agreement and Plan of Reorganization between the Company and Community Trust Financial Services Corporation.	/ /	/ /	/ /
		For	With-Hold	Abstain
2.	Approval of the increase in the authorized shares of Common Stock of the Company from 10,000,000 shares to 20,000,000 shares.	/ /	/ /	/ /
3.	Other Matters to Come Before the Meeting.

    The shares covered by this proxy will be voted in accordance with the selection indicated. IF NO SELECTION IS MADE, THEY WILL BE VOTED IN FAVOR OF THE ABOVE ITEMS.

    Please sign exactly as your name appears on the stock certificate. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If signer is a corporation, sign full corporate name by duly authorized officer. If shares are held in the name of two or more persons, all should sign.

Please be sure to sign and date this Proxy in the box below	Date

Shareholder sign above	Co-holder (if any) sign above

Detach above card, sign, date and mail in postage paid envelope provided.

GB&T BANCSHARES, INC.

PLEASE ACT PROMPTLY SIGN, DATE & MAIL YOUR PROXY CARD

IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE SPACE PROVIDED BELOW AND RETURN THIS PORTION WITH THE PROXY IN THE ENVELOPE PROVIDED

REVOCABLE PROXY
COMMUNITY TRUST FINANCIAL SERVICES CORPORATION

/x/  PLEASE MARK VOTES AS IN THIS EXAMPLE

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF THE COMPANY

    The undersigned, being a stockholder of the Common Shares of Community Trust Financial Services Corporation (the "Company"), acknowledges receipt of the notice of the special meeting of stockholders of the Company to be held on      , 2001, and the within proxy statement, and appoints James R. Parker and Danny Drummond, and either of them, the attorneys of the undersigned, with power of substitution, for and in the name of the undersigned, to vote as proxies for the undersigned to the number of shares of Common Stock the undersigned would be entitled to vote if personally present at the special meeting of the Company, as stated, and at any adjournment and adjournments thereof, and to vote all shares of Common Stock held by the undersigned and entitled to be voted upon the following matters (Management recommends a "For" vote on each item):

		For	With-Hold	Abstain
1.	Approval of the Agreement and Plan of Reorganization, dated as of March 16, 2001, by and between GB&T Bancshares, Inc. and Community Trust Financial Services Corporation.	/ /	/ /	/ /
2.	Other Matters to Come Before the Meeting.

    The shares covered by this proxy will be voted in accordance with the selection indicated. IF NO SELECTION IS MADE, THEY WILL BE VOTED IN FAVOR OF THE ABOVE ITEMS.

    Please sign exactly as your name appears on the stock certificate. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If signer is a corporation, sign full corporate name by duly authorized officer. If shares are held in the name of two or more persons, all should sign.

Please be sure to sign and date this Proxy in the box below	Date

Shareholder sign above	Co-holder (if any) sign above

Detach above card, sign, date and mail in postage paid envelope provided.

COMMUNITY TRUST FINANCIAL SERVICES CORPORATION

PLEASE ACT PROMPTLY SIGN, DATE & MAIL YOUR PROXY CARD

IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE SPACE PROVIDED BELOW AND RETURN THIS PORTION WITH THE PROXY IN THE ENVELOPE PROVIDED